UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 6, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM ANNOUNCES STRATEGY UPDATE AND

REPORTS CONTINUED OPERATIONAL IMPROVEMENTS IN 2Q15

KEY RESULTS AND DEVELOPMENTS IN 2Q15

•	Strategy to generate sustainable annualized cash flow improvement of USD 750 million by year three

•	Organic[1] results in line with management expectations

•	On track to deliver on 2015 annual targets; Capex/revenue target improved to 18-20%

•	Reported revenue and EBITDA[2] impacted by currency headwinds, down 26% YoY and 27% YoY respectively

•	Revenue and EBITDA organically decreased 2% YoY and 3% YoY respectively

•	Strengthening of the management team to deliver on the strategy

Amsterdam (August 6, 2015)—Netherlands based VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces financial and operating results for the quarter ended June 30, 2015.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom closed 2Q15 with an improving set of financial results which put the company on track to meet the 2015 targets. At the same time, whilst reaffirming guidance for the year, we improved our Capex to revenue guidance as result of our focus on increasing free cash flow without impacting network quality, and service. Today also marks a very important milestone in the development of VimpelCom. In addition to our Q2 results, we provided an update on the company’s new strategy framework with an objective to deliver USD 750 million cash flow increase on an annual basis by year three.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	2Q15		2Q14		Reported YoY		Organic[1] YoY		1H15	1H14	Reported YoY		Organic[1] YoY
Total revenue	3,759		5,067		(26%)		(2%)		7,274	10,091	(28%)		(2%)
Service revenue	3,610		4,861		(26%)		(2%)		6,968	9,671	(28%)		(2%)
Mobile data revenue	497		539		(8%)		22%		953	1,072	(11%)		22%
EBITDA[2]	1,511		2,076		(27%)		(3%)		2,907	4,164	(30%)		(4%)
EBITDA margin[2]	40.2%		41.0%		(0.8	pp)	(0.5	pp)	40.0%	41.3%	(1.3	pp)	(1.1	pp)
Net income attributable to VimpelCom shareholders	108		100		8%				292	139	110%
EPS, basic (USD)	0.06		0.06		8%				0.17	0.08	110%
Capital expenditures excl. licenses	675		1,017		(34%)				1,082	1,743	(38%)
Operating cash flow (EBITDA less Capex)	836		1,059		(21%)				1,825	2,421	(25%)
Net debt / LTM EBITDA[4]	2.6	x	2.6	x
Net debt / LTM EBITDA[4] excl. Italy	1.3	x	1.4	x
Total mobile customers (millions)[3]	213.4		215.2		(1%)
Total fixed-line broadband customers (millions)	5.6		5.6		0%

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions
2)	EBITDA and EBITDA margin are non-GAAP financial measures. For reconciliation see Attachment D
3)	The customer numbers for 2014 have been adjusted to remove customers in operations that have been sold or held for sale and to reflect revised customer numbers in Algeria
4)	Normalized LTM EBITDA excluding one-off charges related to the Algeria closing transaction

For all definitions please see Attachment F

VimpelCom Ltd. 2Q 2015 | 1

ORGANIC GROWTH REVENUE AND EBITDA

	2Q15 vs 2Q14
	Service revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(2%)	(33%)	(35%)	(3%)	(33%)	(36%)
Italy	(4%)	(19%)	(23%)	(9%)	(17%)	(26%)
Algeria	(7%)	(18%)	(25%)	(8%)	(18%)	(26%)
Pakistan	(1%)	(4%)	(5%)	6%	(4%)	2%
Bangladesh	7%	0%	7%	18%	0%	18%
Ukraine	9%	(50%)	(41%)	12%	(51%)	(39%)
Kazakhstan	(7%)	(2%)	(9%)	(8%)	(1%)	(9%)
Eurasia	1%	(12%)	(11%)	4%	(13%)	(9%)
Total	(2%)	(24%)	(26%)	(3%)	(24%)	(27%)

	1H2015 vs 1H2014
	Service revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(1%)	(38%)	(39%)	(2%)	(38%)	(40%)
Italy	(5%)	(17%)	(22%)	(7%)	(17%)	(24%)
Algeria	(9%)	(16%)	(25%)	(13%)	(16%)	(29%)
Pakistan	(3%)	0%	(3%)	0%	0%	0%
Bangladesh	9%	(1%)	8%	19%	0%	19%
Ukraine	7%	(56%)	(49%)	0%	(52%)	(52%)
Kazakhstan	(4%)	(5%)	(9%)	(3%)	(4%)	(7%)
Eurasia	3%	(12%)	(9%)	3%	(12%)	(9%)
Total	(2%)	(26%)	(28%)	(4%)	(26%)	(30%)

CUSTOMERS1

	Mobile			Fixed-line broadband
million	2Q15	2Q14	YoY	2Q15	2Q14	YoY
Russia	57.2	56.3	2%	2.2	2.2	(1%)
Italy	21.4	21.9	(2%)	2.2	2.2	1%
Algeria	17.1	17.1	0%
Pakistan	33.4	38.8	(14%)
Bangladesh	32.0	29.8	8%
Ukraine	26.1	25.4	3%	0.8	0.8	3%
Kazakhstan	9.7	9.6	1%	0.2	0.2	13%
Eurasia	16.3	16.2	1%	0.2	0.2	(3%)
Laos	0.2	0.3	(35%)
Total	213.4	215.2	(1%)	5.6	5.6	0%

[1]	The mobile customer numbers for 2014 have been adjusted to remove customers in operations that have been sold or held for sale and to reflect revised customer numbers in Algeria

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 2Q 2015 | 2

MAIN EVENTS

•	Strategy to generate sustainable annualized cash flow improvement of USD 750 million by year three

•	New Group CEO and new Chief Performance Officer

•	New CEO appointed in Algeria

•	3G launched in Ukraine

•	Annual General Meeting elected new Supervisory Board

•	Annual 2015 targets confirmed with improved Capex/revenue and leverage

STRATEGY UPDATE

The Company shared the conclusions of its Strategy update and the six priorities that VimpelCom will operate on going forward. In creating the six priority areas, the Company has reflected the major trends facing the telecoms industry including the cost and pricing pressures, the rapid migration to data, the need to capture and monetise new revenue streams and the requirement to be flexible and agile in an increasingly digital world. As the Company delivers against these over the next three years, it expects a sustainable increase in cash flow of USD 750 million per annum.

NEW GROUP CEO AND GROUP CPO

Jean-Yves Charlier started as the new Group CEO on April 13, succeeding Jo Lunder, who had been with the Company for 15 years. Mr Charlier has provided an update on the strategic direction of VimpelCom alongside the 2Q15 results and will update the market further on the Group’s strategy and medium term objectives at the Company’s annual Analyst and Investor Conference on October 8 and 9, 2015 in London.

In addition, Alexander Matuschka joined VimpelCom on July 1, 2015, as Group Chief Performance Officer. He will focus on driving the Company’s new transformational operating model.

NEW CEO APPOINTED IN ALGERIA

VimpelCom announced a new CEO of Optimum Telecom Algeria (“OTA”), a company operating under the Djezzy brand name on June 15, 2015. Ghada Gebara has joined as CEO in order to drive growth and improved performance and will work closely with Global Telecom Holding CEO and OTA Executive Chairman, Vincenzo Nesci. She was previously CEO of Iraqi mobile operator, Korek Telecom, from August 2011.

3G LAUNCHED IN UKRAINE

The Company successfully launched 3G in 2Q15 and is ahead of competition as it offers the widest coverage in more than 200 cities and towns including the main cities Kiev, Lviv and Odessa. Kyivstar also launched 3G services in the main holiday resorts, to serve its customers during the holiday season. Currently, more than 1 million customers are using 3G services of Kyivstar. The high 3G take up rate by Kyivstar customers has been helped by the high smartphone penetration of 24% in its customer base. The Company will continue to roll out the 3G network in 2015 and expects the strong trend in mobile data usage growth to continue throughout the year.

AGM ELECTED NEW SUPERVISORY BOARD

VimpelCom’s Annual General Meeting (AGM) was held on June 19, 2015, at which shareholders elected nine members: Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Nils Katla, Alexey Reznikovich, Morten Karlsen Sørby and Trond Ø Westlie. The Board re-elected Mr. Reznikovich as Chairman. The AGM also resulted in the re-appointment of PricewaterhouseCoopers Accountants NV as the Company’s auditor.

ANNUAL 2015 TARGETS CONFIRMED

VimpelCom confirms its annual targets for 2015. The Capex/revenue target has been improved to 18-20% solely as a result of efficiencies from ongoing cost saving initiatives and will have no impact on VimpelCom’s high-speed data network rollout plans for 2015 and customer experience. As a result of the reduced Capex the Company’s net leverage target is reduced to ~3.1x.

•	Service revenue of flat to low single digit YoY organic[2] decline

•	EBITDA margin flat to minus one percentage point organically[1] YoY

•	EPS[2] of USD 0.35 - 0.40

•	Capex excl. licenses/revenue of 18% to 20% (previously 20%)

•	Net debt to EBITDA ratio for the Group of ~3.1x (previously 3.2x)

•	Excluding Italy, the net debt to EBITDA ratio ~1.6x (previously ~1.7x)

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposals
2)	EPS at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions, other one-off charges and constant number of shares

VimpelCom Ltd. 2Q 2015 | 3

FINANCIAL AND OPERATING RESULTS 2Q15

•	Service revenue declined organically 2% YoY, in line with management expectations

•	EBITDA declined organically 3% YoY, mainly due to revenue decline

•	EBITDA margin of 40.2%, down 0.8 p.p. YoY; organically down 0.5 p.p. YoY, in line with guidance

•	Net Income attributable to VimpelCom shareholders is USD 108 million

OPERATING FINANCIALS BY BUSINESS UNIT

USD mln	2Q15	2Q14	Reported YoY		Organic YoY		1H15	1H14	Reported YoY		Organic YoY
Service revenue	3,610	4,861	(26%)		(2%)		6,968	9,671	(28%)		(2%)
Russia	1,257	1,924	(35%)		(2%)		2,292	3,772	(39%)		(1%)
Italy	1,104	1,425	(23%)		(4%)		2,212	2,844	(22%)		(5%)
Algeria	326	434	(25%)		(7%)		645	863	(25%)		(9%)
Pakistan	244	256	(5%)		(1%)		481	498	(3%)		(3%)
Bangladesh	149	139	7%		7%		294	271	8%		9%
Ukraine	153	259	(41%)		9%		304	593	(49%)		7%
Kazakhstan	169	185	(9%)		(7%)		333	365	(9%)		(4%)
Eurasia	247	277	(11%)		1%		483	532	(9%)		3%
other	(39)	(38)					(76)	(67)
EBITDA	1,511	2,076	(27%)		(3%)		2,907	4,165	(30%)		(4%)
Russia	524	813	(36%)		(3%)		944	1,574	(40%)		(2%)
Italy	444	600	(26%)		(9%)		904	1,194	(24%)		(7%)
Algeria	175	238	(26%)		(8%)		344	485	(29%)		(13%)
Pakistan	106	104	2%		6%		202	203	(0%)		0%
Bangladesh	63	54	18%		18%		123	103	19%		19%
Ukraine	70	115	(39%)		12%		133	278	(52%)		0%
Kazakhstan	82	90	(9%)		(8%)		163	176	(7%)		(3%)
Eurasia	128	140	(9%)		4%		246	271	(9%)		3%
other	(81)	(78)					(152)	(119)
EBITDA margin	40.2%	41.0%	(0.8	pp)	(0.5	pp)	40.0%	41.3%	(1.3	pp)	(1.1	pp)

FINANCIAL AND OPERATING PERFORMANCE OVERVIEW

Total service revenue in 2Q15 declined organically 2% YoY to USD 3.6 billion, in line with management expectations, mainly due to continued market weakness in Italy and aggressive price competition in Algeria, partly offset by good service revenue growth in Bangladesh and Ukraine.

Total mobile customers decreased 1.8 million YoY to 213.4 million by the end of 2Q15, mainly due to the impact of regulation for the telecom industry in Pakistan, requiring operators to block unverified SIMs. Excluding this effect the Group customer base would have grown by 3.8 million YoY.

EBITDA decreased organically 3% YoY to USD 1.5 billion reflecting the decline in revenue. EBITDA margin was 40.2%, declined organically 0.5 pp YoY due to the Italian tower sale and declined 0.8 pp YoY on a reported basis.

In Russia, service revenue declined organically 2% YoY. Mobile service revenue was up slightly YoY, driven by growth in mobile data and interconnect revenue, partly offset by lower voice and roaming revenue driven by an average price per minute reduction as existing customers migrated to the Company’s current price plans. Beeline has achieved consistent improvements in customer perception during the last six quarters and has surpassed a main competitor. The Company is leading in customer satisfaction for spam control, website and self-service, personal account and mobile app. As a result, the Company was able to improve churn and grow its customer base YoY. However, the macro-economic slowdown and weakened ruble maintained its negative impact on revenue growth and profitability. EBITDA decreased 3% YoY to RUB 27.5 billion and EBITDA margin decreased 0.9 percentage point YoY to 40.5%. The decrease was due to the negative impact of the year-on-year depreciation of the ruble on roaming and interconnect costs. Excluding the negative impact of the weakened ruble, EBITDA would have been stable YoY and EBITDA margin would have increased 1.5 percentage points YoY to 42.9%.

VimpelCom Ltd. 2Q 2015 | 4

In Italy, WIND continued to outperform in a challenging mobile market. WIND was recognized as the company with the best reputation in Italy amongst telecommunication companies, by the l’Italy RepTrack 2015 Reputation Institute. During the quarter, the market witnessed a further reduction in the overall number of customers, despite some visible signs of recovery. The Company expects that the market will continue to stabilize during the second half of the year. Mobile service revenue decreased 2% YoY, displaying a 1 percentage point sequential QoQ improvement. Mobile data grew by a strong 16% YoY, driven by a 14% YoY increase in mobile data customers to 11 million. The mobile customer base declined 2% YoY, in line with the market. Mobile ARPU grew 0.6% YoY with an 8% YoY increase in data ARPU more than offsetting a 4% YoY decline in voice ARPU. EBITDA decreased by 9% YoY due to the impact of the tower sale in 1Q15. Consequently, EBITDA margin was 36.7%, down 1.3 percentage points YoY. Excluding the tower transaction impact, EBITDA margin would have been stable YoY.

In Algeria, the market continued to be challenging with aggressive price competition. The transformation program started during 2Q15 and includes the appointment of a new CEO, Ghada Gebara. Djezzy is focused on continuing to invest in its 3G network and the modernization of its 2G sites. It remains the largest operator by customers and the NPS leader, with the gap versus the nearest competitor increasing during the quarter. As a result of the intense price competition, mobile service revenue decreased 7% YoY. However this was a sequential improvement of the YoY trend. EBITDA decreased 8% YoY due to the lower revenue which was partially offset by cost efficiencies. EBITDA margin remained strong at 53.4%, decreased 0.9 percentage points YoY.

In Pakistan, the government has put in place additional security measures, in particular biometric verifications for all mobile subscriptions, which required re-verification of all existing customers. During this re-verification, a restriction on SIM sales was enforced through retail channels. By the end of 2Q15, the Company had managed to verify 87% of customers, representing 99% of revenue, thereby outperforming the market. Mobile service revenue decreased 1% YoY mainly due to lower VAS revenue, resulting from management’s decision to introduce a simplified charging regime, and SIM re-verification activities partly offset by strong mobile data revenue growth of 75% YoY driven by attractive data bundles post 3G launch. Whilst pressure on revenue remains, cost efficiency initiatives have driven underlying EBITDA margin, excluding re-verification costs and a positive one-off in utility costs, to 40.2%, while reported EBITDA margin was 41.3% in 2Q15.

In Bangladesh, the political environment improved in 2Q15 compared to 1Q15 with significantly fewer days of strikes. Banglalink continued to strengthen its market position in 2Q15, demonstrating strong performance with 7% YoY growth in service revenue driven by 8% YoY growth in the customer base to 32 million.

EBITDA increased 18% YoY to BDT 4.9 billion, with EBITDA margin increasing 3.7 p.p. YoY to 41.9% driven by the revenue increase and OPEX control initiatives, in particular optimization of maintenance and utility costs.

In Ukraine, Kyivstar remains the clear market leader in a volatile and challenging macro-economic environment. Mobile service revenue grew 12% YoY to UAH 3.1 billion as a result of the introduction of successful commercial activities, strong growth of mobile data revenue driven by the 3G launch and increased international incoming revenue positively impacted by FOREX. Mobile data revenue grew 26% YoY in 2Q15 due to a 1% YoY increase in mobile data users and a 25% YoY increase in mobile data ARPU. Fixed-line service revenue decreased 15% YoY due to lower transit traffic and the ongoing turbulence in Ukraine, although FTTB revenue increased 18% YoY driven by FTTB re-pricing. EBITDA increased 12% YoY driven by higher service revenue and lower service cost.

In Kazakhstan, Beeline maintained its strong market position during the quarter, as a result of the Company’s attractive value proposition, network and distribution, despite the increasing price competition in the market. The Company expects the competitive environment to remain challenging throughout 2015. Mobile service revenue decreased 8% YoY driven by a 29% YoY reduction in MTR to KZT 8.0 from KZT 11.2 and increased price competition. Beeline continued to increase its market share in mobile data during the quarter, with 34% YoY revenue growth. EBITDA decreased by 8% YoY to KZT 15.3 billion, due to the revenue decline but EBITDA margin remained broadly stable at 48.6%, -0.1 percentage point YoY, mainly due to the decrease in interconnect cost partly offset by increased taxes, technical maintenance and utilities.

In Eurasia, consisting of VimpelCom’s operations in Uzbekistan, Kyrgyzstan, Armenia, Tajikistan and Georgia, results were substantially impacted by currency headwinds, increased competition and pressure on international interconnect revenue due to the macro-economic slowdown in Russia. Mobile service revenue increased organically 1% YoY driven by strong results in Kyrgyzstan, while reported mobile service revenue decreased by 11% YoY to USD 228 million. Mobile data revenue grew 7% YoY to USD 41 million. The mobile customer base grew 1% YoY to 16.3 million with increases in Kyrgyzstan, Georgia and Armenia, while Uzbekistan’s and Tajikistan´s customer base declined YoY. The Company reported improvements in annualized churn in Uzbekistan, Armenia, Kyrgyzstan and Tajikistan. EBITDA increased organically by 4% YoY while reported EBITDA decreased 9% YoY to USD 128 million. EBITDA margin was strong at 51.6%, due to cost efficiencies.

VimpelCom Ltd. 2Q 2015 | 5

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	3,759	5,067	(26%)		7,274	10,091	(28%)
Mobile service revenue	3,091	4,097	(25%)		5,947	8,121	(27%)
EBITDA	1,511	2,076	(27%)		2,907	4,164	(30%)
EBITDA margin	40.2%	41.0%	(0.8	pp)	40.0%	41.3%	(1.3	pp)
Depreciation and amortization	(849)	(1,121)	(24%)		(1,719)	(2,273)	(24%)
Impairment loss	(13)	(2)	n.m		(111)	(2)	n.m
Gains/(losses) on disposal of assets	(3)	(15)	(78%)		448	(26)	n.m
EBIT	646	938	(31%)		1,525	1,863	(18%)
Financial income and expenses	(363)	(533)	(31%)		(745)	(1,046)	(29%)
Net foreign exchange (loss)/gain and others	(95)	74	n.m		(149)	(92)	62%
Profit before tax	188	479	(61%)		631	725	(13%)
Income tax expense	(42)	(420)	(90%)		(312)	(594)	(47%)
Profit for the period	146	59	148%		319	131	143%
Net income attributable to VimpelCom shareholders	108	100	8%		292	139	110%

	2Q15	2Q14	YoY		1H15	1H14	YoY
Capex expenditures	804	1,331	(40%)		1,264	2,066	(39%)
Capex expenditures excl licenses	675	1,017	(34%)		1,082	1,743	(38%)
Capex excl licenses/revenue	18%	20%			15%	17%

EBIT was down 31% YoY to USD 646 million in 2Q15, impacted by lower EBITDA and USD 13 million of impairments mainly related to assets in East Ukraine, partly offset by a decrease in depreciation and amortization. The decrease in depreciation was a result of depreciation in local currencies and the tower sale in Italy, while amortization costs decreased mainly due to the declining amortization applied to intangible assets associated with customer relationships in Italy.

Profit before tax decreased 61% YoY to USD 188 million as a result of lower EBIT, partially mitigated by significantly lower financial expenses due to refinancing in WIND Italy, recent debt repayment and the positive effect of the ruble and euro weakening against the US dollar. Net foreign exchange losses and other reflects the negative fair value adjustment on derivatives in 2Q15 compared with the 2Q14 positive one-off gains from Italian refinancing and withholding tax settlements in Italy.

Income tax expenses decreased significantly in 2Q15 to USD 42 million due to lower profits before tax and the positive effect of USD 75 million on deferred taxes as a result of legal entity restructuring. In addition, in 2Q14 there were higher non-deductible interest expenses in Italy.

Net income attributable to VimpelCom shareholders increased to USD 108 million YoY due to the higher profit for the period partly offset by higher non-controlling interest as a result of an increase in OTA’s minority share, due to the sale of 51% in OTA in Algeria and lower losses in GTH.

CAPEX decreased 40% YoY to USD 804 million in 2Q15 mainly due to the depreciation of the RUB, EUR and UAH against the USD as well as organic Capex savings. The Company will to maintain its strategy to invest in high-speed data networks to capture mobile data growth, including the continued rollout of 4G/LTE networks in Russia, Italy and Georgia, as well as 3G networks in Algeria, Pakistan, Bangladesh and Ukraine. The Capex/revenue target 2015 has been improved to 18-20% solely as a result of efficiencies from ongoing cost saving initiatives and the reduced spend has no impact on VimpelCom’s high-speed data network rollout plans for 2015 and customer experience.

VimpelCom Ltd. 2Q 2015 | 6

STATEMENT OF FINANCIAL POSITION & CASH FLOW

USD mln	2Q15		1Q15		QoQ
Total assets	36,687		38,393		(4%)
Shareholders’ equity	5,899		5,494		7%
Gross debt	22,349		24,225		(8%)
Net debt	17,904		17,608		2%
Gross debt / LTM EBITDA[1]	3.3	x	3.3	x
Net debt / LTM EBITDA[1]	2.6	x	2.4	x
Net debt / LTM EBITDA[1] excl. Italy	1.3	x	1.2	x

USD mln	2Q15	2Q14	YoY	1H15	1H14	YoY
Net cash from operating activities	801	1,102	(27%)	37	2,270	(98%)
Net cash from / (used in) investing activities	(808)	(1,060)	(24%)	(757)	(2,271)	(67%)
Net cash from / (used in) financing activities	(2,276)	960	n.m	(1,140)	1,160	n.m

1)	Normalized LTM EBITDA excluding one-off charges related to the Algeria closing transaction

Total assets decreased 4% QoQ in 2Q15 to USD 37 billion primarily as a result of the decrease in cash due to the settlement of the tender offer for PJSC VimpelCom and PJSC VimpelCom guaranteed US dollar bonds of USD 1.8 billion in April 2015.

Shareholder’s equity increased 7% QoQ due to recorded net income in 2Q15 and termination of put option over non-controlling interest that was accounted for directly in equity.

Gross debt decreased 8% QoQ due to the completion of the tender offer for PJSC VimpelCom and PJSC VimpelCom guaranteed US dollar bonds of USD 1.8 billion. In addition, during 2Q15 the Company repaid the Government loan in Italy of USD 0.2 billion and the Sberbank loan of USD 0.2 billion, which offsets the impact of QoQ RUB and EUR appreciation against USD on remaining debt. For a detailed debt composition at the end of June 2015, please see Appendix B “Debt Overview”.

Net debt increased 2% QoQ to USD 17.9 billion, mainly as a result of QoQ RUB and EUR appreciation against USD which affected gross debt. LTM EBITDA decreased by 8% QoQ, leading to a QoQ increase in the net debt to EBITDA ratio to 2.6x at the end of the second quarter. Excluding WIND Italy, the net debt to EBITDA ratio at the end of the second quarter was 1.3x.

Net cash from operating activities decreased YoY in 2Q15 due to the decline in EBITDA and lower changes in working capital which was only partially offset by the positive effect of significantly lower interest and tax payments.

Net cash used in investing activities decreased YoY in 2Q15 mainly due to the depreciation of the RUB, EUR and UAH against the USD, modernization projects completed in 2014. The Company plans to maintain its strategy to invest in high-speed data networks to capture mobile data growth, including the continued rollout of 4G/LTE networks in Russia, Italy and Georgia and 3G networks in Algeria, Pakistan, Bangladesh and Ukraine.

Net cash used in financing activities significantly increased YoY in 2Q15 due to the completion of the tender settlement mentioned above of USD 1.8 billion, the repayment of the Italian Government loan of USD 0.2 billion and the repayment of the Sberbank loan of USD 0.2 billion. In 2Q14 the increase in net cash from financing activities was primarily caused by the drawdowns under credit facilities.

VimpelCom Ltd. 2Q 2015 | 7

BUSINESS UNIT PERFORMANCE IN 2Q15

•	Russia

•	Italy

•	Algeria

•	Pakistan

•	Bangladesh

•	Ukraine

•	Kazakhstan

•	Eurasia

VimpelCom Ltd. 2Q 2015 | 8

RUSSIA – 2Q15

•	Continued operational improvements, gap closed in NPS and five year low churn

•	Mobile service revenue stable YoY, mobile data revenue increased 19% YoY to RUB 10.6 billion

•	Mobile customer base expanded 2% YoY to 57.2 million

•	EBITDA excluding FOREX stable YoY; reported EBITDA decreased 3% YoY to RUB 27.5 billion, mainly driven by currency headwinds

•	EBITDA margin at 40.5%; excluding FOREX is 42.9%

Russia continued to execute on its plan in 2Q15, focusing on driving customer excellence and implementing a cultural shift to a customer-centric organization. As a result, the Company has reported continued operational improvements during the last several quarters in NPS and churn, leading to a growing customer base, although the macro-economic slowdown and weakened ruble continued to display a negative impact on revenue growth and profitability.

Total service revenue declined 2% YoY to RUB 66.2 billion, as a result of a 10% YoY decline in fixed-line service revenue, while mobile service revenue was slightly up YoY.

Beeline’s mobile customer base expanded by 0.9 million YoY, marking the third consecutive quarter of YoY growth, as churn continued its positive trend, improving 2 percentage points YoY to an annualized rate of 51%, the lowest level in five years.

Mobile service revenue was up slightly YoY to RUB 54.9 billion, driven by growth in mobile data and interconnect revenue, partly offset by lower voice and roaming revenue driven by an average price per minute reduction as existing customers migrated to the Company’s current price plans. Migrating customers to the all-inclusive bundled tariff plans remains the Company’s focus as it increases customer loyalty and supports ARPU. At the end of 2Q15, 22% of customers were on a bundled tariff plan. The decline in mobile voice revenue was partially offset by a 19% YoY increase in mobile data revenue to RUB 10.6 billion, which was driven by a growing mobile data customer base and a strong increase in mobile data traffic.

Fixed-line service revenue decreased by 10% YoY to RUB 11.2 billion as a result of a reduction in low margin traffic. The fixed-line broadband customer base declined

1% YoY to 2.2 million, while fixed-line broadband ARPU decreased 5% YoY to RUB 451.

EBITDA decreased 3% YoY to RUB 27.5 billion and EBITDA margin decreased 0.9 percentage point YoY to 40.5%. The decrease was primarily due to the negative impact of the depreciation of the ruble on roaming and interconnect costs. Excluding the negative impact of the weakened ruble, EBITDA would have been stable YoY and EBITDA margin would have increased 1.5 percentage points YoY to 42.9%.

Beeline has achieved consistent improvements in customer perception during the last six quarters and has surpassed a main competitor. The company is leading in customer satisfaction for spam control, website and self-service, personal account and mobile app. As a result, the Company was able to improve churn and grow its customer base YoY.

The Company is continuing its efforts to continuously improve the quality of its distribution channels. It is increasing the number of owned monobrand stores every month which enables it to better serve its customers, increase smartphone penetration, enhance the level of service and reduce churn. The Company is also expanding its distribution channels through the use of consumer electronic chains and the Russian Post office, while it has reduced the number of points of sales using low quality alternative retail.

The Company continued to invest in high-speed data networks during the quarter and is on track with its plans for the accelerated roll out of 4G/LTE, supported by the agreement with MTS for joint development and operation of 4G/LTE networks.

VimpelCom Ltd. 2Q 2015 | 9

RUSSIA KEY INDICATORS

RUB mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	68,035	68,722	(1%)		134,311	134,870	0%
Mobile service revenue	54,926	54,883	0%		107,075	107,268	0%
Fixed-line service revenue	11,235	12,444	(10%)		23,435	24,619	(5%)
EBITDA	27,536	28,468	(3%)		53,666	55,015	(2%)
EBITDA margin	40.5%	41.4%	(0.9	pp)	40.0%	40.8%	(0.8	pp)
Capex	11,396	13,706	(17%)		16,822	25,193	(33%)
Capex /revenue	17%	20%			13%	19%
Mobile
Total revenue	56,758	56,133	1%		110,781	109,938	1%
- of which mobile data	10,634	8,957	19%		20,996	17,712	19%
Customers (mln)	57.2	56.3	2%
- of which data users (mln)	33.8	30.0	13%
ARPU (RUB)	321	326	(2%)
MOU (min)	320	310	3%
MBOU	1,384	966	43%
Fixed-line
Total revenue	11,278	12,589	(10%)		23,530	24,932	(6%)
Broadband revenue	3,060	3,251	(6%)		6,228	6,438	(3%)
Broadband customers (mln)	2.2	2.2	(1%)
Broadband ARPU (RUB)	451	474	(5%)

VimpelCom Ltd. 2Q 2015 | 10

ITALY – 2Q15

•	Continued outperformance in mobile market

•	Mobile ARPU growth in the quarter

•	Double digit mobile data growth confirmed: revenue up 16% YoY and customers up 14% YoY

•	Total revenue of EUR 1.1 billion; mobile service revenue down 2% YoY with trend improving versus previous quarters

•	EBITDA at EUR 397 million, EBITDA margin net of towers transaction stable YoY

In 2Q15 WIND posted another solid performance in what remains a slightly shrinking market in terms of overall number of customers and revenue, but confirming signs of recovery. WIND expects the market will continue to stabilize during the second half of the year.

Total revenue in 2Q15 decreased 6% YoY to EUR 1.1 billion mainly due to a 53% decrease in other revenue related to certain one-off items recorded in 2Q14. Service revenue declined 4%, confirming the improvement in trend versus previous quarters, driven by the better performance in the mobile segment. The service revenue decrease was mainly driven by the fixed-line business due to the decline in voice usage coupled with the reduction in the indirect customer base.

Mobile service revenue decreased 2% YoY in 2Q15 to EUR 720 million, confirming a further sequential QoQ improvement. WIND’s mobile data revenue saw double digit growth, up 16% YoY to EUR 159 million, driven by a 14% YoY growth in mobile data users to 11 million, outperforming its main competitors.

In 2Q15, mobile ARPU increased 0.6% YoY to EUR 11.2, following more than 5 years of decline. Data ARPU, now accounting 41% of total mobile ARPU, increased 8% more than offsetting the 4% decline in voice ARPU. This increase in ARPU confirms our expectation of a weak market recovery.

In 2Q15, WIND posted a solid commercial performance with a mobile customer base of 21.4 million, a 2% decline YoY, that enabled it to maintain a stable market share.

In fixed-line, service revenue decreased 8% YoY to EUR 277 million mostly due to the decline in voice volumes, resulting from fixed to mobile substitution, coupled with the decrease in its indirect customer base as a result of its focus on the LLU segment. In 2Q15 the trend of customers increasingly choosing fixed bundles with unlimited DSL connection and pay per use voice, continued. Fixed broadband revenue remained stable YoY at EUR 141 million with LLU component increasing 1%. Broadband customers increased 1% with dual-play customers up 4% YoY.

WIND’s EBITDA in 2Q15 decreased 9% YoY to EUR 397 million, with margin down 1.3 p.p. at 36.7%. The EBITDA margin decline was due to the towers transaction impact on the full quarter net of which it would have been stable YoY. EBITDA on an underlying basis, excluding the towers transaction impact, declined 6% with a trend in line with 1Q 2015 and with total revenue decline.

In 2Q15, WIND invested EUR 186 million continuing to deploy 4G/LTE network, now covering 43% of the population, as well as in increasing the capacity and coverage of the existing HSPA+ network.

On April 29, WIND prepaid the final two instalments of the 4G/LTE debt to the Italian State for a total amount of EUR 162 million from existing cash resources, delivering a further reduction in interest cost in 2015.

In the second quarter of 2015, WIND signed a letter of intent with Metroweb in order to utilize its network in the cities where Metroweb is enlarging its fiber infrastructure. The project is open to other operators and investors sharing the same purpose of building a national fiber infrastructure based on the NGN development plans approved by the Italian Government.

VimpelCom Ltd. 2Q 2015 | 11

ITALY KEY INDICATORS

EUR mln	2Q15	2Q14	YoY		1H15	IH14	YoY
Total revenue	1,082	1,147	(6%)		2,160	2,290	(6%)
Mobile service revenue	720	737	(2%)		1,425	1,465	(3%)
Fixed-line service revenue	277	303	(8%)		556	609	(9%)
EBITDA	397	435	(9%)		804	865	(7%)
EBITDA margin	36.7%	38.0%	(1.3	pp)	37.2%	37.8%	(0.6	pp)
Capex excl licenses	186	173	7%		358	309	16%
Capex excl licenses/revenue	17%	15%			17%	14%
Mobile
Total revenue	800	832	(4%)		1,580	1,660	(5%)
Customers (mln)	21.4	21.9	(2%)
- of which data (mln)	11.0	9.7	14%
ARPU (EUR)	11.2	11.1	1%
MOU (min)	268	261	3%
MBOU	1,436	1,195	20%
Fixed-line
Total revenue	283	314	(10%)		580	631	(8%)
Total voice customers (mln)	2.8	2.9	(3%)
ARPU (EUR)	27.9	29.9	(6%)
Broadband customers (mln)	2.2	2.2	1%
Broadband ARPU (EUR)	21.2	21.3	(1%)
Dual-play customers (mln)	2.0	1.9	4%

VimpelCom Ltd. 2Q 2015 | 12

ALGERIA – 2Q15

•	Service revenue and EBITDA decreased by 7% and 8% YoY respectively, due to gap in 3G rollout and strong price competition. However, YoY trend shows improvement

•	Continued NPS leadership

•	Strong EBITDA margin of 53.4% and operating cash flow margin of 39.3%

Djezzy remains the market leader in Algeria. The Company believes that the partnership with the FNI strengthened Djezzy’s position with enhanced opportunities to build and improve its operations. In 2Q15, as anticipated, the Company has started a 12 to 18 month transformation.

With a new leadership team on board, including CEO Ghada Gebara, the initial step in the transformation has been restructuring to create a lean and more efficient company.

The market continues to be challenging in 2Q15 with aggressive price competition and device promotions. As a result of price competition and a gap to the competition in terms of scope of 3G rollout, both total revenue and mobile service revenue declined 7% YoY to DZD 32 billion and DZD 32 billion respectively. However, the YoY trend in 2Q15 has improved sequentially compared to 1Q15.

Customer base in 2Q15 was stable YoY at 17.1 million. As part of the transformation program, the 2Q14 customer base was revised down to 17.1 million in order to ensure compliance with the three month active definition. Djezzy maintained NPS leadership as a result of 3G rollout supported by marketing campaigns and the rebranding of Djezzy.

Mobile ARPU decreased 4% YoY due to the churn of high-value customers as a result of the delayed 3G services and migration of customers to the new and more attractive Djezzy offers and bundles. In 2Q15, Djezzy launched Ramadan promotions on “Go” and “Good” offers. In order to stimulate data consumption, Djezzy introduced a “Double 3G data” promotion and continues with handset promotions, such as sale of the Samsung Galaxy S6 and the Galaxy S6 EDGE. In addition, Djezzy 3G services are now available in the Algiers metro. As a result of the new initiatives, mobile data revenue grew 50% QoQ and increased six times YoY.

EBITDA decreased 8% YoY to DZD 17 billion due to the revenue decline, which was partially offset by savings in structural OPEX. The EBITDA margin remained strong at 53.4%.

Djezzy continued its investments in high-speed 3G network and 2G network modernization. In 2Q15, Capex was DZD 4.5 billion and Capex to revenue ratio was 14%.

ALGERIA KEY INDICATORS

DZD bln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	32.2	34.6	(7%)		62.2	68.1	(9%)
Mobile service revenue	32.0	34.3	(7%)		61.8	67.7	(9%)
EBITDA	17.2	18.8	(8%)		32.9	38.0	(13%)
EBITDA margin	53.4%	54.3%	(0.9	pp)	52.9%	55.8%	(2.9	pp)
Capex excl licenses	4.5	12.8	(65%)		8.8	17.5	(50%)
Capex excl licenses/revenue	14%	37%			14%	26%
Mobile
Customers (mln)	17.1	17.1	0%
- of which mobile data customers (mln)[1]	1.9	0.4	n.m
ARPU (DZD)	620	657	(4%)
MOU (min)	200	205	(2%)
MBOU	398	10	n.m

1)	3G customers include customers that have performed at least one mobile data event on 3G network in the previous four months

VimpelCom Ltd. 2Q 2015 | 13

PAKISTAN – 2Q15

•	Customer and revenue market shares QoQ gain in 2Q15

•	Service revenue decreased 1% YoY due to simplified charging regime of VAS and SIM re-verification activities

•	Notable increase in data revenue of 75% YoY and significant increase in MFS revenue

•	Underlying EBITDA margin improved 1.3pp to 40.2%, excluding SIM re-verification and one-off utility costs

Mobilink’s revenue decreased 0.4% YoY and mobile service revenue decreased 1.3% YoY mainly due to lower VAS revenue, resulting from management’s decision to introduce a simplified charging regime, and SIM re-verification activities. Mobile data revenue increased by 75% YoY due to attractive data bundles post 3G launch, although the YoY trend is lower than in 1Q15 due to two weeks of Ramadan falling in the quarter. MFS revenue doubled due to successful retail promotions along with increased active agent base and footprint, and now represents 3% of service revenue.

As mentioned in the 1Q15 results announcement, SIM re-verification remained the main priority in 2Q15 for all operators. During this re-verification, a restriction on SIM sales was enforced through retail channels. The Company expects that the SIM verification activity will continue to have negative effect on Mobilink’s customer base for the rest of the year. However, by the end of 2Q15, the Company had managed to verify 87% of customers and secure 99% of revenue, the best result in the market. As a result, QoQ Mobilink gained both customer and revenue market shares during the quarter.

The customer base decreased 14% YoY to 33.4 million, due to blocking of unverified SIMs as a result of the SIM re-verification. Excluding the SIM re-verification impact of 5.6 million the customer base would have increased 1%.

Whilst pressure on revenue remains, cost efficiency initiatives have driven underlying EBITDA margin, excluding re-verification costs and a positive one-off in utility costs, to 40.2%, while reported EBITDA margin was 41.3% in 2Q15.

The new management team is now complete with the new CTO and CCO appointed and they continue to focus the Company on demand-driven investment in high-speed networks, greater customer centricity and improved transparency to deliver new data services, to grow MFS and to improve customer experience, which have all contributed to a continued improvement in NPS results.

Capex in 2Q15 decreased to PKR 8.1 billion as the 2G network modernization completed in 2014. However, the Company continues to invest in its high-speed 3G network rollout and is the first operator in Pakistan to launch the 3G network to 200 cities.

PAKISTAN KEY INDICATORS

PKR bln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	26.2	26.3	(0%)		51	52	(2%)
Mobile service revenue	24.9	25.2	(1%)		49	50	(3%)
EBITDA	10.8	10.2	6%		21	20	0%
EBITDA margin	41.3%	38.9%	2.4	pp	39.9%	39.2%	0.7	pp
Capex excl licenses	8.1	9.9	(19%)		11	15	(31%)
Capex excl licenses/revenue	31%	38%			21%	30%
Mobile
Customers (mln)	33.4	38.8	(14%)
- of which mobile data customers (mln)	14.8	12.6	17%
ARPU (PKR)	225	214	5%
MOU (min)	355	230	55%
MBOU	298	68	n.m

VimpelCom Ltd. 2Q 2015 | 14

BANGLADESH – 2Q15

•	Continued strong growth in service revenue of 7% YoY, despite intense competition

•	Strong growth in EBITDA of 18% YoY

•	Customer base expanded 8% YoY to 32 million due to strong NPS leadership

•	Mobile data revenue growth of 86% YoY

The political environment in the country improved in 2Q15 compared to 1Q15 with significantly fewer days of strikes. There were several regulatory changes in the quarter. The SIM tax was reduced from BDT 300 to BDT 100 in June 2015 and a 3% supplementary duty on mobile usage was introduced, also in June.

Banglalink continues to successfully execute on its strategy. Firstly, the Company focused on customer acquisition through attractive simple offers that enhanced price perception. Secondly, Banglalink focused on customer re-activation promotions that stimulated data usage.

In 2Q15, Banglalink’s total revenue increased 7% YoY to BDT 11.8 billion and mobile service revenue also increased 7% YoY driven by 8% YoY growth in customer base which reached 32 million. ARPU slightly decreased by 0.5% YoY as a result of aggressive price competition and impact of Ramadan, offset by higher data usage, which was 134% higher YoY.

Banglalink maintained its leading position in NPS in the market. The superior customer experience is a result of the strengthened network and attractive data offers.

In 2Q15, the Company’s EBITDA increased 18% YoY to BDT 4.9 billion, with EBITDA margin increasing 3.7 p.p. YoY to 41.9% driven by the revenue increase and OPEX control initiatives, in particular optimization of maintenance and utility costs.

Capex was down to BDT 2.5 billion in 2Q15 and Capex to revenue ratio stood at 21%, as the 2G coverage and modernization projects were completed in 2014. The Company continued to actively invest in high-speed data networks during the quarter after the 3G rollout was delayed by the 48 days of national strikes in 1Q15.

BANGLADESH KEY INDICATORS

BDT bln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	11.8	10.9	7%		23.2	21.3	9%
Mobile service revenue	11.6	10.8	7%		22.9	21.1	9%
EBITDA	4.9	4.2	18%		9.6	8.0	19%
EBITDA margin	41.9%	38.2%	3.7	pp	41.2%	37.6%	3.6	pp
Capex excl licenses	2.5	3.3	(25%)		3.4	5.3	(36%)
Capex excl licenses/revenue	21%	30%			15%	25%
Mobile
Customers (mln)	32.0	29.8	8%
- of which mobile data customers (mln)	13.7	11.1	24%
ARPU (BDT)	120	121	(0%)
MOU (min)	203	201	1%
MBOU	60	26	134%

VimpelCom Ltd. 2Q 2015 | 15

UKRAINE – 2Q15

•	Successful 3G launch with the widest coverage

•	Kyivstar is the clear market leader in a challenging and volatile environment

•	Mobile service revenue increased 12% YoY; mobile data revenue grew 26% YoY

•	Annualized churn improved 5pp YoY to 20%; mobile customer base increased 3% YoY to 26.1 million

•	EBITDA increased 12% YoY to UAH 1.5 billion, with an EBITDA margin of 45.6%

Kyivstar remains the clear market leader in a volatile and challenging macro-economic environment. The Company successfully launched 3G in 2Q15 and is ahead of competition as it offers the widest coverage in more than 200 cities and towns including the main cities Kiev, Lviv and Odessa. Kyivstar also launched 3G services in the main holiday resorts, to serve its customers during the holiday season. Currently, more than 1 million customers are using Kyivstar’s 3G services. The strong 3G take up rate by Kyivstar customers has been helped by the high smartphone penetration in the customer base at 24%. The Company will continue to roll out its 3G network in 2015 and expects the strong trend in mobile data usage growth to continue throughout the year.

Total revenue increased 9% YoY to UAH 3.3 billion, despite the negative impact from switching off the network in Crimea in August 2014 and the ongoing turbulence in East Ukraine. Mobile service revenue grew 12% YoY to UAH 3.1 billion as a result of increased international incoming revenue positively impacted by FOREX, strong growth of mobile data revenue driven by the 3G launch, and the introduction of successful commercial activities. Mobile data revenue grew 26% YoY in 2Q15 due to a 1% YoY increase in mobile data users and a 25% YoY increase in mobile data ARPU. Mobile voice revenue declined due to more conservative customer spending behavior.

Kyivstar’s mobile customer base increased 3% YoY to 26.1 million, driven by YoY churn improvement and good customer acquisition primarily due to the successful 3G launch and the Company’s high quality and stable mobile network. The Company has now reported 5 consecutive quarters of churn improvement, showing a decline of 5 percentage points YoY to a healthy annualized level of 20%. Mobile ARPU increased 8% YoY to UAH 39.

Fixed-line service revenue decreased 15% YoY to UAH 238 million due to a decline in termination transit traffic and the ongoing turbulence in East Ukraine, partly offset by the growth in fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 18% YoY to UAH 132 million, driven by FTTB re-pricing. The fixed broadband customer base grew 3% YoY to 817 thousand and fixed broadband ARPU increased 13% YoY to UAH 53.

EBITDA increased 12% YoY to UAH 1.5 billion and EBITDA margin increased 1.1 percentage points YoY to 45.6%, driven by higher revenue and lower service costs, partly offset by the negative FOREX effect, higher frequency fees related to the 3G license and higher utility and rental costs.

2Q15 Capex more than tripled YoY to UAH 1.2 billion, mainly due to investments in the 3G network and 2Q15 LTM Capex to revenue ratio stood at 23%.

UKRAINE KEY INDICATORS

UAH mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	3,315	3,034	9%		6,407	5,976	7%
Mobile service revenue	3,069	2,750	12%		5,921	5,427	9%
Fixed-line service revenue	238	279	(15%)		471	538	(12%)
EBITDA	1,512	1,349	12%		2,790	2,779	0%
EBITDA margin	45.6%	44.5%	1.1	pp	43.5%	46.5%	(3.0	pp)
Capex excl licenses	1,176	354	232%		1,919	659	191%
Capex excl licenses/revenue	35%	12%			30%	11%
Mobile
Total operating revenue	3,077	2,754	12%		5,936	5,436	9%
Customers (mln)	26.1	25.4	3%
ARPU (UAH)	39	36	8%
MOU (min)	530	506	5%
Fixed-line
Total operating revenue	238	280	(15%)		471	540	(13%)
Broadband revenue	132	111	18%		249	226	11%
Broadband customers (mln)	0.8	0.8	3%
Broadband ARPU (UAH)	53	47	13%

VimpelCom Ltd. 2Q 2015 | 16

KAZAKHSTAN – 2Q15

•	Mobile service revenue declined 8% YoY, mainly driven by the MTR reduction and increased competition; Excluding MTR reduction mobile service revenue decreased 3% YoY

•	Fixed-line service revenue grew 1% YoY to KZT 3.8 billion

•	Mobile data revenue grew 34% YoY to KZT 5.3 billion

•	Customer base expanded 1% YoY to 9.7 million

•	EBITDA decreased 8% YoY to KZT 15.3 billion; EBITDA margin stable YoY at 48.6%

Beeline maintained its strong market position during the quarter, as a result of the Company’s attractive value proposition, network and distribution, despite the increasing price competition in the market. The Company expects the competitive environment to remain challenging in 2015.

Total revenue decreased 7% YoY to KZT 31.4 billion, due to an 8% YoY decline in mobile service revenue, partly offset by a 1% YoY growth in fixed-line service revenue.

The decrease in mobile service revenue to KZT 27.6 billion was driven by a 29% YoY reduction in MTR to KZT 8.0 from KZT 11.2 and increased competition. Excluding this MTR reduction, mobile service revenue would have decreased 3% YoY. The mobile customer base grew 1% YoY to 9.7 million whilst the bundle penetration in the customer base was 52%, helping stimulate mobile data usage. Beeline continued to increase its market share in mobile data during the quarter, with 34% YoY revenue growth to KZT 5.3 billion which was supported by strong small screen mobile data revenue growth of 42%.

Additional initiatives to stimulate mobile data usage are centered around the attractive offerings of 3G devices and OTT partnerships.

ARPU decreased 12% YoY to KZT 934, mainly due to the MTR reduction and declining voice revenue reflecting the competitive market particularly in bundled tariff plans. This was partly compensated by 31% YoY growth in mobile data ARPU. Annualized churn stood at 48%, up 4 percentage points YoY, as a result of high gross additions in previous quarters.

The growth in fixed-line service revenue was due to the 9% YoY growth in FTTB revenue, mainly driven by the strong growth in the customer base.

EBITDA decreased by 8% YoY to KZT 15.3 billion, due to the revenue decline but EBITDA margin remained stable at 48.6%, mainly due to the decrease in interconnect cost partly offset by increased taxes, technical maintenance and utilities.

Capex was KZT 4.1 billion in 2Q15, and 2Q15 LTM Capex to revenue ratio stood at 15%.

KAZAKHSTAN KEY INDICATORS

KZT mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	31,408	33,920	(7%)		61,692	64,374	(4%)
Mobile service revenue	27,571	30,131	(8%)		54,108	57,108	(5%)
Fixed-line service revenue	3,779	3,748	1%		7,486	7,160	5%
EBITDA	15,265	16,530	(8%)		30,246	31,087	(3%)
EBITDA margin	48.6%	48.7%	(0.1	pp)	49.0%	48.3%	0.7	pp
Capex excl licenses	4,066	3,170	28%		5,305	4,807	10%
Capex excl licenses/revenue	13%	9%			9%	7%
Mobile
Total revenue	27,617	30,168	(8%)		54,181	57,177	(5%)
Mobile customers (mln)	9.7	9.6	1%
- of which mobile data customers (mln)	5.1	5.3	(3%)
Mobile ARPU (KZT)	934	1,058	(12%)
MOU (min)	292	326	(10%)
MBOU	416	231	80%
Fixed-line
Total revenue	3,791	3,753	1%		7,511	7,197	4%
Broadband revenues	1,638	1,502	9%		3,826	3,016	27%
Broadband customers (mln)	0.2	0.2	11%
Broadband ARPU (KZT)	2,597	2,632	(1%)

VimpelCom Ltd. 2Q 2015 | 17

EURASIA1 – 2Q15

•	Mobile service revenue increased organically by 1% YoY

•	Mobile data revenue organic growth of 7% YoY

•	EBITDA reached USD 128 million, an organic increase of 4% YoY; Strong EBITDA margin of 51.6%

•	Continued strong cash flow generation

•	Mobile customer base expanded 1% YoY to 16.3 million

The Company’s results in Eurasia are substantially impacted by currency headwinds, increasing competition and pressure on international interconnect revenue due to the macro-economic slowdown in Russia. However, revenue and EBITDA still grew organically in 2Q15, while EBITDA margins and cash flows were also robust as a result of efficiencies achieved through the Company´s operational excellence and capital efficiency programs.

Total revenue increased organically 1% YoY, while total reported revenue declined 11% YoY to USD 248 million, due to currency devaluation in all countries. Mobile service revenue increased organically 1% YoY driven by strong results in Kyrgyzstan, while reported mobile service revenue decreased by 11% YoY to USD 228 million. Mobile data revenue grew 7% YoY to USD 41 million. The mobile customer base grew 1% YoY to 16.3 million with increases in Kyrgyzstan, Georgia and Armenia, while Uzbekistan’s and Tajikistan´s customer base declined YoY.

The Company reported improvements in annualized churn in Uzbekistan, Armenia, Kyrgyzstan and Tajikistan.

EBITDA increased organically by 4% YoY while reported EBITDA decreased 9% YoY to USD 128 million. EBITDA margin was strong at 51.6%, due to cost efficiencies.

The following analysis of the performance in the operating units is in local currencies except when stated otherwise.

UZBEKISTAN

The Company’s market position remained strong, despite the entrance of a third operator in December 2014 and a fourth operator in April 2015, due to its attractive value proposition. Mobile service revenue increased by 9% YoY to UZS 439 billion as a result of a 10% YoY increase in ARPU, driven by 19% YoY growth in mobile data revenue.

The Company is increasing smartphone penetration through attractive offerings to stimulate mobile data revenue growth. Annualized churn improved 2 percentage points YoY to 44%, supported by the Company’s customer retention program. EBITDA in 2Q15 grew 8% YoY to UZS 284 billion, resulting in a strong EBITDA margin of 64.3%. Although competition is still rational, 2H15 results are expected to be impacted by the entrance of the third and fourth mobile operator in the market. Beeline aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

KYRGYZSTAN

Mobile service revenue in Kyrgyzstan increased 10% YoY to KGS 2.6 billion driven by strong growth in mobile data revenue of 28% YoY and 6% YoY growth in customer base to 2.8 million, due to Beeline´s attractive on-net and data offerings. Annualized churn improved 6 percentage points YoY as a result of the leading position in NPS, supported by the high quality network and attractive pricing. Mobile service revenue was further supported by increasing interconnect revenue as a result of increased traffic and currency fluctuations. However, this was partially offset by declining voice revenue due to the competitive environment and the migration of customers to the Company’s current price plans, as the macro-economic slowdown is impacting consumer behavior. EBITDA increased 17% and EBITDA margin increased by 3.1 percentage points to 56.1% due to the growth in interconnect revenue, continuing effective OPEX and commercial cost control, decreased interconnect costs due to reduced outbound traffic and optimized international interconnect costs.

1)	Eurasia consists of VimpelCom’s operations in Uzbekistan, Kyrgyzstan, Armenia, Tajikistan and Georgia

VimpelCom Ltd. 2Q 2015 | 18

ARMENIA

Mobile service revenue in Armenia decreased 2% YoY to AMD 5.9 billion in 2Q15 as a result of declining mobile voice revenue, impacted by the challenging macro-economic situation. Mobile data revenue grew 15% YoY, while the Company’s mobile customer base increased 13% YoY to 0.8 million, driven by 11 percentage points YoY improvement in annualized churn to 34%. Fixed-line service revenue decreased 11% YoY, mainly due to a decline in voice revenue and the reduction in the fixed-line customer base, as a result of increasing competition. EBITDA increased 3% YoY and EBITDA margin increased by 3.4 percentage points to 40.5%, due to efficiencies in structural OPEX.

TAJIKISTAN

The environment in Tajikistan remains challenging with increasing competition and currency headwinds. Mobile service revenue decreased 19% YoY to USD 30 million in 2Q15 as a result of lower incoming international traffic due to less migrants living abroad as a result of the economic slowdown in the region. Although the customer base declined by 4% YoY to 1.2 million, the Company outperformed the market. EBITDA margin was negatively impacted by an increase in excise tax to 5% from 3% in 2Q15, but stood at a healthy 61.0% as a result of cost efficiencies and a significant reduction in interconnect costs.

GEORGIA

The Company’s total service revenue increased 10% YoY, driven by strong growth in fixed-line service revenue, partly offset by YoY declining mobile service revenue. Mobile service revenue decreased by 6% YoY to GEL 28 million mainly as a result of increased competition and the cancellation of the asymmetrical MTR from GEL 0.08 to GEL 0.035, reducing interconnect revenue. However, the Company grew its mobile customer base 13% YoY to 1.3 million due to its attractive customer value proposition. Mobile data revenue grew 12% YoY driven by the 4G/LTE launch in February 2015. EBITDA decreased 6% YoY to GEL 7 million and EBITDA margin decreased 3.6 percentage points YoY to 21.6%, mainly due to the cancellation of the asymmetrical MTR.

EURASIA KEY INDICATORS

USD mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	248	279	(11%)		486	536	(9%)
Mobile service revenue	228	256	(11%)		447	491	(9%)
Fixed-line service revenue	19	21	(12%)		36	41	(13%)
EBITDA	128	140	(9%)		246	271	(9%)
EBITDA margin	51.6%	50.4%	1.2	pp	50.7%	50.6%	0.1	pp
Capex excl licenses	17	25	(32%)		62	53	17%
Capex excl licenses/revenue	7%	9%			13%	10%
Mobile
Customers (mln)	16.3	16.2	1%
- of which mobile data customers (mln)	7.8	8.1	(4%)
Fixed-line
Broadband customers (mln)	0.2	0.2	(3%)
Broadband revenue	4	6	(20%)		9	11	(21%)

VimpelCom Ltd. 2Q 2015 | 19

CONFERENCE CALL INFORMATION

On August 6, 2015, the Company will host an analyst & investor presentation in London on its 2Q15 results at 2:00 pm CEST (1:00 pm BST), which can be followed via Internet or conference call.

The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CEST investor and analyst conference call

US call-in number: +1 (877) 616-4476

Confirmation Code: 89992101

International call-in number: + 1 (402) 875-4763

Confirmation Code: 89992101

The conference call replay and the slide presentations webcast will be available until August 13, 2015. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (855) 859-2056

Confirmation Code: 89992101

International Replay Number: +1 (404) 537-3406

Confirmation Code: 89992101

CONTACT INFORMATION

INVESTOR RELATIONS	MEDIA AND PUBLIC RELATIONS

Gerbrand Nijman / Remco Vergeer	Rozzyn Boy / Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 2Q 2015 | 20

DISCLAIMER

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, the Company’s anticipated performance, future market developments and trends, the Company’s strategy to generate sustainable annualized cash flow improvement over the next three years, anticipated interest cost savings, the execution of proposed amendments to the Sberbank Facilities, operational and network development and network investment, expectations regarding its 4G/LTE agreement with MTS, anticipated benefits from 3G services in Ukraine and 4G/LTE services in Georgia, and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations and/or litigation with third parties. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. Among these risks described in our prior filings are the potential results of the pending investigations principally related to operations in Uzbekistan. In regard to those investigations, on June 29, 2015 the U.S. Department of Justice (the “DoJ”) filed a civil complaint in the Southern District Court of New York, seeking the forfeiture of property, currently held by others, located in Belgium, Ireland and Luxembourg that it claims was derived in violation of U.S. law. The Company is not a defendant in this action. Such a forfeiture action indicates, however, the DOJ’s position that certain conduct by the Company in or relating to Uzbekistan constituted a violation of the U.S. Foreign Corrupt Practices Act. On July 10, 2015, a federal judge signed warrant orders allowing the DOJ to proceed with forfeiture actions as described in the complaint. The Company will continue to monitor this proceeding. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2015 VimpelCom had 213 million mobile customers and 6 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 2Q 2015 | 21

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd Interim Financial Schedules	23

Attachment B	Debt Overview	26

Attachment C	Country units key indicators Eurasia	28

Attachment D	Reconciliation Tables	29

	Average Rates of Functional Currencies to USD

Attachment E	WIND Telecomunicazioni group condensed financial statement of income	31

Attachment F	Definitions	32

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2015.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 2Q 2015 | 22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	2Q15	2Q14	1H15	1H14
Total operating revenue	3,759	5,067	7,274	10,091
of which other revenue	40	74	99	179
Operating expenses
Service costs, equipment and accessories	909	1,286	1,760	2,514
Selling, general and administrative expenses	1,339	1,705	2,607	3,413
Depreciation	559	742	1,143	1,500
Amortization	290	379	576	773
Impairment loss	13	2	111	2
Loss on disposals of non-current assets	3	15	18	26
Gain from sale of towers in Italy	-	-	(466)	-
Total operating expenses	3,113	4,129	5,749	8,228
Operating profit	646	938	1,525	1,863
Finance costs	375	554	769	1,081
Finance income	(12)	(21)	(24)	(35)
Other non-operating losses/(gains)	139	(59)	67	(22)
Shares of loss of associates and joint ventures accounted for using the equity method	6	6	9	43
Net foreign exchange (gain)/ loss	(50)	(21)	73	71
Profit before tax	188	479	631	725
Income tax expense	42	421	312	594
Profit for the period	146	58	319	131
Non-controlling interest	38	(42)	27	(8)
Net income attributable to VimpelCom shareholders	108	100	292	139

VimpelCom Ltd. 2Q 2015 | 23

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	30 June 2015	31 March 2015
Assets
Non-current assets
Property and equipment	10,785	10,461
Intangible assets	7,007	6,786
Goodwill	9,573	9,307
Investments in associates and joint ventures	344	333
Deferred tax asset	492	462
Income Tax advances, non-current	69	75
Financial assets	1,108	1,350
Other non-financial assets	23	26
Total non-current assets	29,401	28,800
Current assets
Inventories	141	129
Trade and other receivables	1,850	1,778
Other non-financial assets	622	635
Current income tax asset	242	248
Other financial assets	208	301
Cash and cash equivalents	4,220	6,499
Total current assets	7,283	9,590
Assets classified as held for sale	3	3
Total assets	36,687	38,393
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	5,899	5,494
Non-controlling interests	406	243
Total equity	6,305	5,737
Non-current liabilities
Debt	19,548	20,673
Other financial liabilities	46	335
Provisions	654	627
Other non-financial liabilities	364	362
Deferred tax liability	1,050	1,196
Total non-current liabilities	21,662	23,193
Current liabilities
Trade and other payables	3,435	3,451
Debt	2,801	3,552
Other financial liabilities	409	389
Other non-financial liabilities	1,699	1,759
Current income tax payable	152	103
Provisions	224	209
Total current liabilities	8,720	9,463
Liabilities associated with assets held for sale	-	-
Total equity and liabilities	36,687	38,393

VimpelCom Ltd. 2Q 2015 | 24

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	2Q15	2Q14	1H15	1H14
Operating activities
Profit after tax	146	58	319	131
Income tax expenses	42	421	312	594
Profit before tax	188	479	631	725
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	559	742	1,143	1,500
Amortization	290	379	576	773
Impairment loss	13	2	111	2
Loss/(Gain) From disposal of non current assets	3	15	(447)	26
Finance income	(12)	(21)	(25)	(35)
Finance cost	375	554	769	1,081
Other non operating losses / (Gains)	139	(58)	67	(22)
Net foreign exchange loss / (gain)	(50)	(21)	73	71
Share of loss of associates and joint ventures	6	6	9	43
Movements in provisions and pensions	36	10	(1,101)	39
Changes in working capital	(281)	(171)	(532)	(233)
Net interest paid	(368)	(560)	(807)	(1,227)
Net interest received	12	11	23	26
Income tax paid	(109)	(265)	(453)	(499)
Net cash from operating activities	801	1,102	37	2,270
Proceeds from sale of property and equipment	2	6	731	6
Proceeds from sale of intangible assets	-	(2)	1	-
Purchase of property, plant and equipment	(540)	(759)	(1,040)	(1,782)
Purchase of licenses	(135)	(366)	(163)	(381)
Purchase of other intangible assets	(136)	(92)	(249)	(228)
Outflow for loan granted	-	17	(101)	(22)
Inflow from loan granted	100	-	102	-
Inflows/(outflows) from financial assets	13	2	74	-
Inflows/(outflows) from deposits	(112)	134	(112)	134
Receipt of dividends	-	-	-	2
Net cash used in investing activities	(808)	(1,060)	(757)	(2,271)
Gross proceeds from borrowings	349	8,613	2,219	9,608
Fees paid for the borrowings	(5)	(423)	(21)	(434)
Repayment of borrowings	(2,605)	(7,230)	(5,591)	(8,004)
Dividends paid to equity holders	-	-	-	(10)
Dividends paid to non-controlling interests	-	-	(57)	-
Proceeds from sale of non-controlling interests	(18)	-	2,307	-
Other	3	-	3	-
Net cash from/(used in) financing activities	(2,276)	960	(1,140)	1,160
Net increase in cash and cash equivalents	(2,283)	1,002	(1,860)	1,159
Cash and cash equivalent at beginning of period	6,499	4,540	6,342	4,454
Net foreign exchange difference	4	(37)	(262)	(108)
Cash and cash equivalent at end of period	4,220	5,505	4,220	5,505

VimpelCom Ltd. 2Q 2015 | 25

ATTACHMENT B: DEBT OVERVIEW

AS AT JUNE 30, 2015

Type of debt	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date	Guarantor
VimpelCom Holdings B.V.
Notes	6.2546%	USD	349	349	01.03.2017	PJSC VimpelCom
Notes	7.5043%	USD	1,280	1,280	01.03.2022	PJSC VimpelCom
Notes	9.0000%	RUB	12,000	216	13.02.2018	PJSC VimpelCom
Notes	5.2000%	USD	571	571	13.02.2019	PJSC VimpelCom
Notes	5.9500%	USD	983	983	13.02.2023	PJSC VimpelCom
VimpelCom Amsterdam B.V.
Loan from OJSC Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	17.04.2017	None
Loan from OJSC Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	03.05.2017	None
Loan from China Development Bank Corporation	6 month LIBOR plus 3.3%	USD	457	457	21.12.2020	PJSC VimpelCom
Loan from HSBC Bank plc	1.7200%	USD	238	238	31.07.2022	EKN, PJSC VimpelCom
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.1250%	USD	499	499	30.04.2018	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.4930%	USD	264	264	02.02.2016	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	651	651	02.02.2021	None
Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.2500%	USD	266	266	23.05.2016	None
Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.3000%	RUB	20,000	360	13.10.2015	PJSC VimpelCom
Loan from Sberbank	14.5000%	RUB	2,560	46	16.12.2015	None
Loan from Sberbank	14.5000%	RUB	52,714	949	11.04.2018 (1)	None
Loan from Sberbank	14.5000%	RUB	22,222	400	29.05.2017 (1)	None
Loan from HSBC Bank plc	3 month MOSPRIME plus 1.05%	RUB	2,062	37	30.11.2017	EKN
Loans from Unicredit Bank AG	AB SEK Rate plus 0.75%	USD	19	19	15.06.2016	EKN
Loan from HSBC Bank PLC and Nordea Bank AB (publ)	3 month MOSPRIME plus 1.0%	RUB	3,645	66	30.04.2019	EKN

Wind Telecomunicazioini S.p.A.
Senior facilities						All tranches:
Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A. With Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	6 month EURIBOR + 4.25% (2)	EUR	700	780	26.11.2019	Wind Telecomunicazioini S.p.A.
Terna debt	10.0516%	EUR	130	145	31.12.2035	[None]

VimpelCom Ltd. 2Q 2015 | 26

ATTACHMENT B: DEBT OVERVIEW (CONTINUED)

AS AT JUNE 30, 2015

Type of debt	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date	Guarantor
Wind Acquisition Finance S.A.
Senior Secured Notes	6.5000%	USD	550	550	30.04.2020	Wind Telecomunicazioini S.p.A.
Senior Secured Notes	3m EURIBOR + 5.25%	EUR	150	167	30.04.2019	Wind Telecomunicazioini S.p.A.
Senior Notes	7.0000%	EUR	1,750	1,949	23.04.2021	Wind Telecomunicazioini S.p.A
Senior Notes	7.3750%	USD	2,800	2,800	23.04.2021	Wind Telecomunicazioini S.p.A
Senior Secured Notes	4.0000%	EUR	2,475	2,756	15.07.2020	Wind Telecomunicazioini S.p.A
Senior Secured Notes	4.7500%	USD	1,900	1,900	15.07.2020	Wind Telecomunicazioini S.p.A
Senior Secured Notes	3m EURIBOR + 4.00%	EUR	575	640	15.07.2020	Wind Telecomunicazioini S.p.A
Senior Secured Notes	3m EURIBOR + 4.13%	EUR	400	445	15.07.2020	Wind Telecomunicazioini S.p.A
Pakistan Mobile Communications Limited (“PMCL”)
Loan from Habib Bank Limited	6 months KIBOR + 1.15%	PKR	4,500	44	16.05.2019	None
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	5,000	49	28.11.2017	None
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	7,000	69	16.05.2019	None
Loan from United Bank Limited	6 months KIBOR + 1.10%	PKR	4,000	39	16.05.2021	None
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.6250%	USD	300	300	06.05.2019	None
Facility Standard Chartered Bank	7.95%-8.25%	BDT	3,600	46	28.07.2016	None
Omnium Telecom Algeria SpA
Loan from Credit Agricole and Investment Bank Algerie	6.0000%	DZD	2,200	22	30.09.2016	None
Loan from BNP Paribas and Natixis	6.0000%	DZD	2,800	28	29.09.2016	None
Syndicated Loan Facility	Bank of Algeria Re- Discount Rate + 2.0%	DZD	50,000	504	30.09.2019	None
Other loans, equipment financing and capital lease obligations				462

(1)	USD 833 million portion of the amounts outstanding under the Sberbank Facilities has been re-classified as short-term liabilities in the Balance Sheet as of 30 June 2015, as a preliminary calculation of the total assets covenant in accordance with IFRS resulted in the minimum total asset threshold not being met as of 30 June 2015. It is expected that the amendments to the Sberbank Facilities will be signed in 3Q 2015 and that any potential breach of the total assets covenant as of 30 June 2015 will be avoided by the signing of such amendments.
(2)	Interest on the all tranches of the senior facility is based on EURIBOR for loans in Euros and LIBOR for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.

VimpelCom Ltd. 2Q 2015 | 27

ATTACHMENT C: EURASIA COUNTRY UNITS KEY INDICATORS

UZBEKISTAN

UZS bln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	442	409	8%		851	771	10%
Mobile service revenue	439	404	9%		844	762	11%
Fixed-line service revenue	3	4	(12%)		7	8	(14%)
EBITDA	284	262	8%		541	496	9%
EBITDA margin	64.3%	64.2%	0.1	pp	63.5%	64.3%	(0.8	pp)
Capex excl licenses	3	23	(87%)		3	69	(96%)
Capex excl licenses/revenue	1%	6%			0%	9%
Mobile
Customers (mln)	10.3	10.4	(2%)
ARPU (UZS)	14,092	12,805	10%
MOU (min)	553	531	4%

ARMENIA

AMD mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	13,307	14,136	(6%)		25,835	27,808	(7%)
Mobile service revenue	5,918	6,033	(2%)		11,272	11,551	(2%)
Fixed-line service revenue	6,988	7,811	(11%)		13,931	15,577	(11%)
EBITDA	5,388	5,239	3%		9,803	10,236	(4%)
EBITDA margin	40.5%	37.1%	3.4	pp	37.9%	36.8%	1.1	pp
Capex excl licenses	1183	1025	15%		2158	1527	41%
Capex excl licenses/revenue	9%	7%			8%	5%
Mobile
Customers (mln)	0.8	0.7	13%
ARPU (AMD)	2,404	2,752	(13%)
MOU (min)	366	382	(4%)

TAJIKISTAN

USD mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	30	37	(20%)		56	68	(17%)
Mobile service revenue	30	37	(19%)		56	68	(17%)
EBITDA	18	14	27%		32	29	12%
EBITDA margin	61.0%	38.5%	22.5	pp	57.1%	42.2%	14.9	pp
Capex excl licenses	4	3	15%		4	5	(11%)
Capex excl licenses/revenue	13%	9%			8%	7%
Mobile
Customers (mln)	1.2	1.3	(4%)
ARPU (USD)	8	10	(17%)
MOU (min)	289	283	2%

GEORGIA

GEL mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	34	31	10%		65	64	1%
Mobile service revenue	28	30	(6%)		54	59	(8%)
Fixed-line service revenue	6	1	744%		9	2	301%
EBITDA	7	8	(6%)		12	16	(29%)
EBITDA margin	21.6%	25.2%	(3.6	pp)	18.2%	25.7%	(7.5	pp)
Capex excl licenses	12	5	149%		95	8	n.m.
Capex excl licenses/revenue	36%	16%			147%	13%
Mobile
Customers (mln)	1.3	1.1	13%
ARPU (GEL)	7	9	(19%)
MOU (min)	241	226	6%

VimpelCom Ltd. 2Q 2015 | 28

KYRGYZSTAN

KGZ mln	2Q15	2Q14	YoY		1H15	1H14	YoY
Total revenue	2,577	2,330	11%		4,917	4,318	14%
Mobile service revenue	2,556	2,322	10%		4,874	4,297	13%
EBITDA	1,445	1,234	17%		2,698	2,134	26%
EBITDA margin	56.1%	53.0%	3.1	pp	54.9%	49.4%	5.5	pp
Capex excl licenses	194	305	(37%)		362	464	(22%)
Capex excl licenses/revenue	8%	13%			7%	11%
Mobile
Customers (mln)	2.8	2.6	6%
ARPU (KGZ)	309	297	4%
MOU (min)	294	294	(0%)

ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	2Q15	2Q14	1H15	1H14
Unaudited
EBITDA	1,511	2,076	2,907	4,164
Depreciation	(559)	(742)	(1,143)	(1,450)
Amortization	(290)	(379)	(576)	(773)
Impairment loss	(13)	(2)	(111)	-
Loss on disposals of non-current assets	(3)	(15)	(18)	(26)
Gain from sale of towers in Italy	-	-	466	-
EBIT	646	938	1,525	1,863
Financial Income and Expenses	(363)	(533)	(745)	(1,046)
- including finance income	12	21	24	35
- including finance costs	(375)	(554)	(769)	(1,081)
Net foreign exchange gain / (loss) and others	(95)	74	(149)	(92)
- including Other non-operating gains / (losses)	(139)	59	(67)	22
- including Shares of loss of associates and joint ventures accounted for using the equity method	(6)	(6)	(9)	(43)
- including Net foreign exchange gain / (losses)	50	21	(73)	(71)
EBT	188	479	631	725
Income tax expense	42	421	312	594
Profit for the year	146	58	319	131
Profit/(loss) for the year attributable to non-controlling interest	38	(42)	27	(8)
Profit for the year attributable to the owners of the parent	108	100	292	139

VimpelCom Ltd. 2Q 2015 | 29

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	2Q15	1Q15	4Q14
Net debt	17,904	17,608	19,992
Cash and cash equivalents	4,220	6,499	6,342
Long-term and short-term deposits	225	118	109
Gross debt	22,349	24,225	26,443
Interest accrued related to financial liabilities	346	371	410
Fair Value adjustment	31	49	29
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(78)	(75)	(106)
Other liabilities at amortized costs	-	271	259
Derivatives	156	108	89
Total debt and other financial liabilities	22,804	24,949	27,124

RECONCILIATION OF CONSOLIDATED LTM EBITDA ADJUSTED

USD mln	2Q15 LTM	2Q14 LTM
Unaudited
EBITDA	6,712	7,651
Add back provisions related to the 51% sale in Algeria	50	1,266
LTM EBITDA adjusted	6,762	8,917

OPERATING CASH FLOW (EBITDA - CAPEX EXCL. LICENSES) RECONCILIATION

USD mln	2Q15	2Q14	1H15	1H14
Unaudited
Operating cash flow (EBITDA - CAPEX)	836	1,059	1,825	2,421
CAPEX excl licenses	675	1,017	1,082	1,743
EBITDA	1,511	2,076	2,907	4,164
Changes in working capital and other	(245)	(160)	(1,633)	(194)
Net interest paid	(356)	(549)	(784)	(1,201)
Income tax paid	(109)	(265)	(453)	(499)
Net cash from operating activities	801	1,102	37	2,270

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	2Q15	2Q14	YoY	2Q15	1Q15	QoQ
Russian Ruble	52.65	35.00	50.4%	55.52	58.46	(5.0%)
Euro	0.90	0.73	24.0%	0.90	0.93	(3.6%)
Algerian Dinar	98.27	78.95	24.5%	99.13	97.70	1.5%
Pakistan Rupee	101.83	98.29	3.6%	101.78	101.93	(0.2%)
Bangladeshi Taka	77.79	77.57	0.3%	77.78	77.81	(0.0%)
Ukrainian Hryvnia	21.61	11.70	84.8%	21.02	23.44	(10.4%)
Kazakh Tenge	185.86	182.63	1.8%	186.20	185.65	0.3%
Uzbekistan Som	2,522.6	2,288.2	10.2%	2,555.6	2,490.2	2.6%
Armenian Dram	476.32	412.87	15.4%	472.53	471.13	0.3%
Kyrgyz Som	60.52	53.07	14.0%	62.08	63.87	(2.8%)
Georgian Lari	2.28	1.76	29.5%	2.25	2.23	0.9%

1)	Functional currency in Tajikistan is USD

VimpelCom Ltd. 2Q 2015 | 30

ATTACHMENT E: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1H15	1H14	YoY
Total Revenue	2,103	2,186	(4%)
EBITDA	804	865	(7%)
D&A	(104)	(612)	n.m.
EBIT	700	253	n.m.
Financial Income and expenses	(276)	(695)	n.m.
EBT	424	(442)	n.m.
Income Tax	(57)	39	n.m.
Net profit/(loss)	367	(403)	n.m.

VimpelCom Ltd. 2Q 2015 | 31

ATTACHMENT F: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue for ARPU calculation.

Data customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed data customers based on the number of active contracts signed, mobile data include customers that have performed at least one mobile Internet event in the previous month. Russian Business Unit includes IPTV activities. For Kazakhstan and Eurasia subsidiaries mobile data customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date. For Algeria data customers are 3G customers who have performed at least one mobile data event on 3G network in the previous four months.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period

VimpelCom Ltd. 2Q 2015 | 32

MFS (Mobile financial services): is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for goods at an online store, make utility payments, pay fines and state fees, loan repayments, domestic and international remittances, pay mobile insurance and purchase tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Algeria, Pakistan and Bangladesh units measure MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Eurasia based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 2Q 2015 | 33

Transformative transaction in Italy

Strategy update

2Q15 earnings

London – August 6, 2015

Jean-Yves Charlier – CEO Andrew Davies – CFO

© VimpelCom Ltd 2015

1

Disclaimer

This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, the Company’s anticipated performance, future market developments and trends, anticipated benefits from the Italy transaction, the ability to complete the Italy transaction the Company’s strategy to generate sustainable annualized cashflow improvement over the next three years, anticipated interest cost savings, operational and network development and network investment, expectations regarding its 4G/LTE agreement with MTS, anticipated benefits from 3G services in Ukraine and 4G/LTE services in Georgia, and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations and/or litigation with third parties. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. Among these risks described in our prior filings are the potential results of the pending investigations principally related to operations in Uzbekistan. In regard to those investigations, on June 29, 2015 the U.S. Department of Justice (the “DoJ”) filed a civil complaint in the Southern District Court of New York, seeking the forfeiture of property, currently held by others, located in Belgium, Ireland and Luxembourg that it claims was derived in violation of U.S. law. The Company is not a defendant in this action. Such a forfeiture action indicates, however, the DOJ’s position that certain conduct by the Company in or relating to Uzbekistan constituted a violation of the U.S. Foreign Corrupt Practices Act. On July 10, 2015, a federal judge signed warrant orders allowing the DOJ to proceed with forfeiture actions as described in the complaint. The Company will continue to monitor this proceeding. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2015

2

Program of today

Transformative transaction for Italy and VimpelCom

Strategy update

2Q15 earnings

Q&A

© VimpelCom Ltd 2015

3

Creating a leading operator in Italian telecoms

A transformative transaction for VimpelCom and the Italian market

© VimpelCom Ltd 2015

4

WIND and 3 Italia to merge, creating a leading operator in Italy

New era for Italian telecoms

A leading convergent operator in Europe’s fourth largest telecom market Delivering innovative, integrated fixed and mobile services to consumer, SME and corporate customers Large combined footprint and customer base A superior customer experience through best-in-class service quality and focus on digital innovation

Investment and innovation

Enlarged and improved network with over 21k sites

Provide best in class quality to customers with high density and superior indoor coverage Accelerated roll-out of 4G/LTE services with 90% population coverage by 2017 Expansion of LLU footprint and fibre offerings Over 1,000 mono-brand points of sales, comparable to main competitors

Clear corporate governance

Substantive shareholder agreement to ensure successful JV Strong empowered and independent management team led by Maximo Ibarra (CEO of WIND) Board consisting of 6 directors (3 nominated by VIP, 3 by CKHH) Chairman rotating every 18 months, with casting vote to ensure no

“gridlock”

“One company” approach with clear decision-making matrix After three years post-completion each shareholder can invoke a buy/sell mechanism at any time

Value creation

EUR 700 million annual run-rate cost synergies, 90% expected by third year post-closing; in excess of EUR 5 billion NPV cost synergies expected, net of integration costs Distribution of dividend from JV projected within the first three years post-closing Improved leverage: 4.9x Net debt/EBITDA at signing, rapid deleverage expected over the first 3 years post-closing Pro forma revenue and EBITDA margin of EUR 6.4 billion and above 40% respectively

© VimpelCom Ltd 2015

5

Transaction rationale

1

A leading converged operator in Italian telecoms

2

Superior customer experience

3

Significant cost synergies

4

Enhanced profitability and cash generation

5

Transformative transaction for Italy & VimpelCom

Clear corporate governance to ensure successful JV

© VimpelCom Ltd 2015

6

Creating a leading converged operator in Italian telecoms

1

Market share position

Commercial excellence

A leading mobile operator

(Mobile customer market share1)

33% 34% 33%

36% 35%

29%

A leading alternative fixed broadband operator

(Fixed BB customer market share1)

50%

16% 15% 13% 6%

WIND + 3 Italia Telecom Italia Vodafone Telecom WIND + Fastweb Vodafone Tiscali Italia 3 Italia

Mobile service revenue market share

Strong momentum in customer growth

(Mobile customer market share1)

34%

35% 34%

32%

29%

2010 2011 2012 2013 2014 1Q 2015

WIND + 3 Italia Telecom Italia Vodafone

36%

Wide 4G/LTE coverage target2

(2017) (2017)

90% 90% 95%

88% 47% 80%

38%

WIND + Vodafone Telecom Italia 3 Italia WIND

3	Italia (Mar-15) (Mar-15) (Mar-15) (Mar-15) (‘17 Target)

© VimpelCom Ltd 2015

Notes:

1. Company information, as of March 2015. Market share excluding MVNO’s

2. Company releases

7

Superior customer experience

2

Best quality network	• An enlarged and improved network to provide best in class quality to customers • Over 21,000 sites delivering high density and superior indoor coverage • A leading alternative fixed-line broadband operator
Focus on data	• Leverage best in class network to secure leadership in mobile data • Significant acceleration in 4G/LTE deployment with over 90% population coverage by 2017 • Continued focus on fixed-line BB (unbundling, wholesale fiber) and convergent data opportunity
Reinforce converged product offering	• Enhanced household-centric value proposition addressing demand for fixed-mobile convergence • Cross-selling and bundling opportunities for the combined mobile B2C and B2B customer base
Boost "digital first" strategy	• Driving growth through digital channels by leveraging the WIND Digital experience • Increased investments in new consumer digital products and services
Expand presence in business segment	• Stronger market position and product offering, coupled with best in class quality, to increase presence in SME-SOHO and large Corporate segment
Developing a leading distribution network	• Customer focused distribution network with over 1,000 mono-brand points of sale, with a footprint comparable to main competitors

© VimpelCom Ltd 2015

8

VimpelCom

Focusing Locally · Empowering People · Connecting Globally

Identified cost synergies—total run-rate of EUR 700 million

3

Market facing & customer operations

Network & IT

SG&A

Operating model alignment to best practices New integrated customer service More efficient channel and distribution model

Network consolidation

Unified and internalized operating model Acceleration of 4G/LTE deployment and mutual roaming

Location optimization relying on two centers, one in Milan and one in Rome, each with separate functions, and integration of regional offices

NPV1

(EUR billion)

1.3+

3.1+

0.6+ Total: 5.0+

Synergies run rate2

(EUR million)

700

Capex c. 30%

OPEX c. 70%

EUR 700 million annual run-rate cost synergies, 90% expected by third year post-closing

© VimpelCom Ltd 2015

Notes:

1	Post taxes, net of integration costs
2	Pre tax

Enhanced profitability and cash generation

4

An operator with EUR 6.4bn revenues and… …EBITDA margin of 40%…

(EUR bn, 2014) (EUR bn, 2014 and % margin)

1.73 6.36

4.63

WIND 3 Italia pro forma

8pp 40%

32% 2.5

2.1

WIND + 3 Italia pro forma 1

Revenue and EBITDA

OpFCF2 and leverage

WIND 3 Italia

…cash conversion of over 60%…

(% cash conversion3)

63%

43% 1.6

0.9

WIND + 3 Italia pro forma 4

Run-rate synergies

…and significant deleveraging profile

5.6x 4.9x

3.0x

WIND WIND + 3 Italia Target Q1 15 Q1 15

Notes:

1	Including run-rate Opex synergies only 3 Defined as OpFCF/EBITDA
2	Defined as EBITDA – Capex (excl. licenses) 4 Including run-rate Opex and Capex synergies

© VimpelCom Ltd 2015

Transformative transaction for Italy and VimpelCom

5

Joint ownership of a leading convergent operator in Europe’s fourth largest market

Significant value creation through projected annual run-rate cost synergies of c. EUR 700 million, 90% expected within the third year post-closing and strong deleveraging profile

Distribution of dividend from JV projected within the first three years post-closing

Diversified emerging market focused portfolio

Enhances VimpelCom’s earnings and cash flow metrics

Significantly stronger balance sheet for VimpelCom with net leverage of 1.6x1

1	Target 2015 Net debt/EBITDA excluding Italy

© VimpelCom Ltd 2015

Enhanced earnings and cash flow metrics

5

VimpelCom incl. Italy

Total operating revenue organic change YoY (1.6%) EBITDA organic change YoY (4.3%) EBITDA margin 40.0% Capex/revenue 14.9% OpFCF1/revenue 25.1% Net debt/LTM EBITDA2 3.2x pro forma VimpelCom excl. Italy

(0.9%) (3.2%) 41.1%

13.9% 27.2% 1.6x

Note:

1	Defined as EBITDA – Capex (excl. licenses)
2	Target 2015 Net debt/EBITDA

© VimpelCom Ltd 2015

Improved leverage profile

5

Net leverage ratio of 1.6x1

Weighted average cost of debt: 7.7%

Group debt maturity schedule pro forma for Italy held for sale1

Russia GTH HQ

3.1

1.6 2.2

1.0 1.2 1.2

2015 2016 2017 2018 2019 >2020

Deleveraging completed post-closing

1	Target 2015 Net debt/EBITDA excluding Italy

© VimpelCom Ltd 2015

Transaction summary and structure

Key terms and structure

- 50-50 JV of VimpelCom (VIP) and CK Hutchison Holdings (CKHH)
- VIP to contribute WIND with existing net debt (EUR 10.1 billion as 2Q15)
- CKHH to contribute 3 Italia debt free plus EUR 200m cash
- No further cash contributions expected from VIP or CKHH
- Transaction conditional on parties being satisfied with regulatory approvals, no break up fees
- Neither party may reduce its aggregate indirect shareholding in the JV below 50% for one year post-completion
- After three years post-completion each shareholder can invoke a buy/sell mechanism at any time


VIP
CKHH
50%
50%
HoldCo
WIND
3 Italia

Target leverage & dividend policy

- Pro forma Net debt/EBITDA at signing expected to be 4.9x
- Long-term leverage target of 3.0x EBITDA
- 40% of FCF[1] returned to shareholders as long as leverage <4.0x, 60% of FCF as long as leverage <3.5x, 80% of FCF as long as leverage <3.0x

Management team

- Company to be led by best management: Maximo Ibarra, current CEO of WIND, with an experienced combined management team, with Dina Ravera as Merger Integration Officer, currently COO of 3 Italia, and Stefano Invernizzi as CFO, currently CFO of 3 Italia

Key dates

- Expected closing within next 12 months subject to receiving clearance from relevant authorities
- Filing with European and Italian authorities

Note:
1. FCF: EBITDA – Capex + ΔWC – Cash Tax – Cash Interest

© VimpelCom Ltd 2015

14

Strategy update

© VimpelCom Ltd 2015

The telecom industry is at a crossroads

Traditional mobile growth model is under pressure

Rapid migration to data

Complex business model in an agile internet age

Slowing penetration growth even in emerging markets Commoditizing voice model Pricing pressure linked to mature market structure

Difficulty to identify new addressable markets and profit pools

Exploding data growth requiring another capital expenditure cycle, but monetization yet to be proven Emerging digital and OTT models potentially reducing the industry to providing commodity services

Complex business model inducing significant and inefficient cost structure Capital investments remain high to support data growth ROI model more challenging than in the past

© VimpelCom Ltd 2015

VimpelCom’s opportunities and challenges

Solid portfolio of businesses

Diversified emerging market focused portfolio (following WIND/3 announcement) Strong positions in markets:

#1 in 5 markets #2 in 2 markets #3 in 4 markets

213 million mobile customers 6 million fixed-line broadband customers Balance sheet leverage addressed

Macro & business model challenges

Adverse macro-economic trends in a number of markets Mobile business model needs to be adjusted to new challenges Past execution gaps hampered business turnaround

Opportunities with current portfolio

Transformation of the cost base More asset-light model:

Network sharing

Tower monetization Consolidation within current footprint Data growth monetization and adjacent revenue opportunities Digital customer engagement and services Note: Position based on mobile revenue share, #1 position in Algeria, Ukraine, Pakistan, Uzbekistan and Kyrgyzstan, #2 position in Kazakhstan and Armenia, #3 in Russia, Italy, Bangladesh and Georgia

© VimpelCom Ltd 2015

We have defined six strategic priorities

6
5
4

Structural improvements

World class operations

Portfolio rationalization and consolidation

Reinventing VimpelCom

New revenue streams

Digital leadership

Performance transformation

1
2
3

© VimpelCom Ltd 2015

1. New revenue streams

Data growth and monetization

- Data revenue of ~USD 2 billion in 2014 with >20% YoY growth at constant currency
- 99 million data customers on base of 213 million mobile customers

Fixed mobile convergence

- Significant broadband infrastructure in 5 key markets
- ~6 million fixed-line broadband customers

B2B focus

- B2B mobile and fixed revenue of ~USD 2 billion in 2014, with growth potential
- Initial focus on core connectivity services
- Significant SME opportunity, particularly in emerging markets

2. Digital leadership

Opportunities & initiatives

- Reinventing complex traditional Telco model to simplified digital customer experience
- Accelerating new service opportunities such as MFS to leverage existing positions and extensive customer base:
  - MFS already a ~USD 100 million revenue business in 2014 growing at double digit growth rates
- Evaluating new business models in new addressable markets such as mobile advertising, OTT services and content
- Applying big data and data mining platforms to drive customer engagement and market non-core services

© VimpelCom Ltd 2015

19

VimpelCom

3. Performance 4. Portfolio rationalization transformation and consolidation

Opportunities

Best-in-class operating costs for each OpCo through significant transformation of cost base Increased Capex efficiency investments through improved prioritization and fully leveraging group scale Opportunity to reduce working capital

Initiatives

Significant simplification and digitalization of business models Selective network sharing opportunities Global procurement

Transition to shared service centers

Dedicated management team led by Alexander Matuschka, to transform the cost base

Markets

Many markets still fragmented and likely to undergo a wave of consolidation Focus on existing footprint, with selective in-country consolidation Disposal of non-core assets in Laos and Zimbabwe

Network

Selective moves to more asset-light network model with strategic network sharing partnerships Acceleration of monetization of tower portfolio following the successful tower transaction in Italy

© VimpelCom Ltd 2015

5. World class operations 6. Structural improvements

Accelerating building world class operations in all

OpCo’s

Market leading customer experience, building on existing program

NPS1 leader in 5 markets

NPS1 co-leader in 2 markets

Developing long-term #1 and #2 positions in each market Building management team and new organization to deliver on strategy

Further optimize capital and tax structure Deleveraging completed post closing Acceleration of Algeria turnaround with appointment of new CEO, Ghada Gebara

Note:

1	2014

© VimpelCom Ltd 2015

Reinventing VimpelCom: focus on cash flow growth

6

Structural improvements

World class 5 operations

Portfolio rationalization and consolidation

4

Expected sustainable increase in cash flow of

USD 750 million1 per annum by year 3

1

New revenue streams

2

Digital leadership

Performance transformation

3

Clear strategic framework to reinvent VimpelCom

Additional detail to follow at October A&I Day

Note:

1	Excluding Italy

© VimpelCom Ltd 2015

2Q15 financial and operational results

© VimpelCom Ltd 2015

2Q15 highlights

- Transformative transaction in Italy
  - Material value creation within Italy
  - Significantly enhances VimpelCom's earnings and cash flow profile
  - Completes deleveraging
- Strategy update to deliver sustainable increase in cash flow of USD 750 million p.a.
- Good operational performance with continued improvements in most OpCo's
- Successful 3G launch in Ukraine
- Strengthened management team
  - Chief Executive Officer: Jean-Yves Charlier
  - Chief Performance Officer: Alexander Matuschka
  - Algeria CEO: Ghada Gebara
- Annual 2015 targets confirmed with reduced Capex and leverage, demonstrating new strategy to deliver cash flow growth

© VimpelCom Ltd 2015

24

VimpelCom
Focusing Locally · Empowering People · Connecting Globally

2Q15 financial highlights

Service revenue
(USD billion)

3.6

- 2% organic[2] YoY
- 26% reported YoY

Net debt/LTM EBITDA

2.6	1.3
Inc. Italy	Excl. Italy

EBITDA margin[1]
(%)

40.2

- 0.5 p.p. organic[2] YoY
- 0.8 p.p. reported YoY

EPS
(US cents)

17

1H15
110% YoY

- Improving organic YoY trend
- Results in line with management expectations
- Organic decline of 2% YoY in service revenue:
  - Delayed 3G launch in Algeria
  - Continued market weakness in Italy
- 22% YoY mobile data revenue organic growth
- EBITDA margin decreased organically 0.5 pp YoY due to additional network costs in Italy as a result of tower sale
- Reported results continue to be impacted by currency headwinds

[1] *EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures – reconciliations are included in the Appendix*
[2] *Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals*

© VimpelCom Ltd 2015

25

VimpelCom
Focusing Locally · Empowering People · Connecting Globally

Russia: continued operational improvements

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

-2% YoY +2% YoY

67.3 64.3 66.2 56.3 57.2

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

-3% YoY -17% YoY

13.7

28.5 26.1 27.5 11.4

41.4% 39.4% 40.5% 20%

17%

2Q14 1Q15 2Q15 2Q14 2Q15

Continued improvements in NPS, surpassing main competitor Churn improved to best level in five years Third consecutive quarter of YoY customer growth 19% YoY mobile data revenue growth Excluding currency headwinds, EBITDA would have been stable YoY

© VimpelCom Ltd 2015

Italy: sequential improvement in mobile performance

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

-4% YoY -2% YoY

1,040 983 998 21.9 21.4

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

-9% YoY 7% YoY

186

435 173 406 397

38.0% 37.7% 36.7% 17% 15%

2Q14 1Q15 2Q15 2Q14 2Q15

2Q15 mobile service revenue trend shows further sequential improvement: -2% YoY

Mobile ARPU increased to EUR 11.2 with data ARPU accounting for 41% of total ARPU

16% YoY mobile data revenue growth, 14% mobile data users increase to 11 million EBITDA decreased due to impact of tower transaction Stable EBITDA margin excluding tower impact

© VimpelCom Ltd 2015

Algeria: transformation underway

DZD BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers1

(million)

-7% YoY 0% YoY

34.3 32.0 17.1

29.8 17.1

2Q14 1Q15 2Q15 2Q14 2Q15

EBITDA and Capex and EBITDA margin Capex/revenue

–8% YoY -65% YoY

18.8 17.2 37% 15.7

54.3% 52.7% 53.4% 12.8

14%

4.5

2Q14 1Q15 2Q15 2Q14 2Q15

Transformation program started with organizational restructuring, new CEO on board Clear leader in NPS

EBITDA margin still strong at 53% Continued investments in 3G network roll out and modernization of 2G sites 50% QoQ mobile data revenue growth and increased six-fold YoY

Results expected to remain under pressure in 2015. Transformation will take another 9-15 months

1 As part of transformation program the 2Q14 customer base was revised down to 17.1 million in order to ensure compliance with the three month active definition

© VimpelCom Ltd 2015

Pakistan: strong operational improvements

PKR BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

–1% YoY -14% YoY +1% YoY underlying1

38.8

25.2 24.0 24.9 5.6

33.4

2Q14 1Q15 2Q15 2Q14 2Q15

? 2Q15 Customer base ? Blocked customers

EBITDA and Capex and EBITDA margin2 Capex/revenue

+6% YoY -19% YoY

10.2 9.7 10.8

9.9

8.1

38% 31%

41.3%

38.9% 38.5%

2Q14 1Q15 2Q15 2Q14 2Q15

Successfully completed SIM re-verification resulted in market share gains:

87% customers verified

99% of revenue secured

Mobilink gained both customer and revenue market shares QoQ 75% YoY mobile data revenue growth FS revenue doubled YoY

Underlying EBITDA margin3 of 40.2%, benefiting from power cost savings First operator to launch 3G in 200 cities

1	Excluding the SIM re-verification impact of 5.6 million, the customer base in 2Q15 would have increased 1% YoY

2 In 1Q15 underlying EBITDA and EBITDA margin, excl SIM-verification (PKR 0.7 bn) costs were PKR 10.4 bn and 41.5% respectively

3 Underlying EBITDA margin adjusted for SIM verification costs of PKR 0.6 bn and positive one-off in utility costs of PKR 0.9 bn

© VimpelCom Ltd 2015

Bangladesh: continued robust growth

BDT BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

+7% YoY +8% YoY

11.3 11.6 32.0

10.8 29.8

2Q14 1Q15 2Q15 2Q14 2Q15

EBITDA and Capex and EBITDA margin Capex/revenue

+18% YoY -25% YoY

3.3

4.6 4.9

4.2 2.5

40.6% 41.9% 30%

38.2% 21%

2Q14 1Q15 2Q15 2Q14 2Q15

Continued revenue market share gains Strong YoY revenue growth despite aggressive competitive environment Solid EBITDA margin of 41.9% due to revenue growth and OPEX control 86% YoY mobile data revenue growth, driven by significant increase in usage Continued investments in high-speed data networks

© VimpelCom Ltd 2015

Ukraine: successful 3G launch

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

+9% YoY +3% YoY

3.0 3.1 3.3 25.4 26.1

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile Fixed-line

EBITDA and Capex1 and EBITDA margin Capex/revenue

+12% YoY 232% YoY

1.5 1.2

1.3 1.3

45.6% 35%

44.5%

41.3%

0.3

12%

2Q14 1Q15 2Q15 2Q14 2Q15

Successful 3G launch ahead of competition, offering widest coverage 26% YoY mobile data revenue growth Improvement in annualized churn of 5 p.p. YoY

Strong mobile service revenue growth as a result of higher interconnect revenue and commercial activities Robust EBITDA recovery driven by revenue growth and cost efficiencies Capex increase driven by 3G network roll-out

1	Capex excluding licenses

© VimpelCom Ltd 2015

Kazakhstan: heightened competitive pressure

KZT BILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million) -7% YoY

+1% YoY

33.9

30.2 31.3

9.6 9.7

2Q14 1Q15 2Q15 2Q14 2Q15

? Mobile ? Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

-8% YoY 28% YoY

16.5 15.3 15.0

4.1

48.7% 49.5% 48.6% 3.2

13%

9%

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile service revenue decreased 3% YoY, excluding MTR reductions 34% YoY mobile data revenue growth Fixed-line service revenue grew 1% YoY Stable EBITDA margin aided by MTR reductions Increased competitive environment expected to remain in 2015

© VimpelCom Ltd 2015

Eurasia1: strong cash flow

USD MILLION, UNLESS STATED OTHERWISE

Service revenue Mobile customers

(million)

Reported -11% YoY

Organic +1% YoY +1% YoY

277 248 16.2 16.3 242

21

18 19 256 224 228

2Q14 1Q15 2Q15 2Q14 2Q15

? Mobile ? Fixed-line

EBITDA and Capex and EBITDA margin Capex/revenue

Reported -9% YoY -32% YoY

Organic +4% YoY

140 128 25.0 120

17.0

50.4% 51.6% 49.5%

9%

7%

2Q14 1Q15 2Q15 2Q14 2Q15

Mobile service revenue increased organically 1% YoY due to solid results in Kyrgyzstan Mobile data revenue growth of 7% YoY Churn improved YoY in Uzbekistan, Armenia, Kyrgyzstan and Tajikistan Competition increasing in Uzbekistan due to third and fourth operator entering the market Strong operating cash flow2

1	Eurasia consists of our operations in Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, Georgia
2	Operating cash flow defined as EBITDA less Capex

© VimpelCom Ltd 2015

2Q15 income statement

USD million	2Q15	2Q14	YoY	
Revenue	3,759	5,067	(26%)	• Organic decline of 2% due to the delayed 3G launch in Algeria, continued market weakness in Italy, partly offset by growth in Ukraine and Bangladesh
of which service revenue	***3,610***	***4,861***	***(26%)***	
EBITDA	**1,511**	**2,076**	**(27%)**	• Organic decline of 3% mainly driven by revenue decline
EBITDA Margin	***40.2%***	***41.0%***	***(0.8pp)***	
D&A and other	(865)	(1,138)	(24%)	• Decrease due to local currency depreciation, lower depreciation in Italy due to tower sale and decrease in amortization costs due to reduction in the charge on customer relationships in Italy
EBIT	**646**	**939**	**(31%)**	
Financial expenses	(363)	(533)	(32%)	• Significant YoY reduction from refinancing of WIND Italy in 2014, debt repayment in 1H15 and weakening of ruble and euro
FOREX and Other	(95)	74	n.m.	• Negative effect in 2Q 15 from fair value adjustment on derivatives. 2Q14 reflects one-off gains from Italian refinancing and withholding tax settlements in Italy
Profit before tax	**188**	**479**	**(61%)**	
Tax	(42)	(421)	(90%)	• In 2Q15, positive effect of USD 75 million on deferred taxes as a result of legal restructuring
Profit for the period	**146**	**58**	**152%**	• In 2Q14, non-cash charges related to the refinancing of WIND and non-deductible interest expenses in Italy
Non-controlling interest	(38)	42	n.m.	• Sale of 51% in OTA in Algeria and lower losses in GTH
Net income[1]	**108**	**100**	**8%**	

[1] *Net income attributable to VimpelCom shareholders*

© VimpelCom Ltd 2015

VimpelCom
Focusing Locally · Empowering People · Connecting Globally

34

2Q15 cash flow statement

USD million 2Q15 2Q14 YoY

EBITDA 1,511 2,076 (565)

Changes in working capital and other (245) (160) (85)

Net interest paid (356) (549) 193

Income tax paid (109) (265) 156

Net cash from operating activities 801 1,102 (301)

Net cash used in investing activities (808) (1,060) 252

Net cash flow from financing activities (2,276) 960 (3,236)

Net (decrease)/increase in cash and cash (2,283) 1,002 (3,285)

equivalents

Significant YoY reduction from refinancing of Wind Italy and debt repayment and weakening of RUB and EUR

Decreased due to lower profits and local currency depreciation

Decrease YoY due to depreciation of the RUB, EUR and UAH against the USD and modernization projects completed in 2014

In 2Q15 buy back of USD 1.8 billion bonds

© VimpelCom Ltd 2015

Annual targets 2015

	Original targets 2015[1]	Actual 1H15	Updated[3] targets 2015[1]
Service revenue	Flat to low single digit decline YoY	-2% YoY	unchanged
EBITDA margin	Flat to minus one p.p. YoY	-1.1 p.p. YoY	unchanged
EPS[2]	USD 0.35 – 0.40	USD 0.17	unchanged
Capex/revenue	~20%	15%	Improved to 18-20%
Leverage (net debt/EBITDA)	~3.2x	~2.6x	n.a.
Excl. Italy	~1.7x	~1.3x	Lowered to ~1.6x

[1] *The annual targets for 2015 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes*
[2] *EPS at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions, other one-off charges and constant number of shares*
[3] *Targets adjusted for Italy classified as asset held for sale and discontinued operations*

VimpelCom

© VimpelCom Ltd 2015

36

Conclusion

Transformative transaction in Italy

Improves VimpelCom’s earnings, cash flow and leverage profile Annualized Opex & Capex net synergies of EUR 700 million

In excess of EUR 5 billion NPV in cost synergies, net of integration costs

New strategic framework to improve cash flow by USD 750 million p.a. Continued improvements in operational performance, despite challenging macro economic environments

On track to deliver 2015 targets

© VimpelCom Ltd 2015

VimpelCom’s analyst & investor conference

October 8 & 9, 2015 London, United Kingdom

Presentations by Group Management

© VimpelCom Ltd 2015

Q&A

© VimpelCom Ltd 2015

Further information

Investor Relations

Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: ir@vimpelcom.com

Visit our award winning website www.vimpelcom.com

Install VimpelCom’s App iPadApp No.1

CORPORATE WEBSITE

2014 -2015 in the Netherlands

© VimpelCom Ltd 2015

Appendix

© VimpelCom Ltd 2015

Accounting implications of JV in Italy

Upon signing

The Italian operations will be classified as ‘held for sale’ and reported as a ‘discontinued operation’:

The results from Italy will be presented as one line ‘discontinued operations’ in the income statement and cash flow statement. Consolidated net income & FCF will not be impacted All assets and liabilities of Italy, including debt, will be reported on the balance sheet as current assets/liabilities and presented in separate line items

Upon closing

The investment will be accounted for by using the equity method

The 50% shareholding in JV will initially be recorded at fair value as an investment in non-current assets

The difference between the ‘fair value of the investment’ and the ‘assets and liabilities held for sale’1 will be an entry in the profit and loss at the EBIT level

Note:

1	Including attributable goodwill and any attributable foreign currency translation adjustments from equity

© VimpelCom Ltd 2015

VimpelCom’s 1H15 performance pro forma Italy held for sale

VimpelCom incl. Italy pro forma (VimpelCom excl. Italy)

USD m, 1H15

Total operating revenue 7,274 4,882

% organic YoY (1.6%) (0.9%)

EBITDA 2,907 2,006

% organic YoY (4.3%) (3.2%)

% of revenue 40.0% 41.1%

Capex (excl. licenses) 1,082 680

% of revenue 14.9% 13.9%

OpFCF1 1,825 1,326

% of revenue 25.1% 27.2%

Net debt 17,904 5,830

x of LTM EBITDA 2.6x 1.3x

Note:

1	Defined as EBITDA – Capex (excl. licenses)

© VimpelCom Ltd 2015

Credit facilities

USD 0.05 bn credit facilities arranged in 2Q15:

Financing

Algeria USD 0.05 billion (DZD 5 billion)

Available RCF headroom at the end 2Q15:

VimpelCom USD 1.8 billion

PJSC VimpelCom USD 0.3 billion (RUB 15 billion)

Available VF/CF headroom at the end 2Q15:

VimpelCom –

CDB/BoC USD 1.0 billion

Algeria—syndicate USD 0.3 billion (DZD 32 billion)

© VimpelCom Ltd 2015

Debt by entity

As at June 30, 2015

Outstanding debt (USD millions) Type of debt/lender

Vendor

Entity Bonds Loans RCF Other Total

Financing

VimpelCom Holdings B.V. 3,399 ——— — 3,399

VimpelCom Amsterdam B.V. — 1,000 — 695 — 1,695

PJSC VimpelCom 2,044 1,396 — 169 45 3,654

Pakistan Mobile Communications Limited 46 318 —— 3 367

Banglalink Digital Communications Ltd. 300 132 —— 0 433

Omnium Telecom Algeria S.p.A. — 550 —— 0 550

KaR-Tel LLP — 45 —— — 45

Others — 19 — 9 11 40

Total 5,788 3,460 — 873 60 10,182

© VimpelCom Ltd 2015

FOREX rates used in annual targets for 2015

Currency FX rates versus USD

Algeria DZD 92.0

Armenia AMD 415.0

Bangladesh BDT 79.0

Egypt EGP 7.5

Georgia GEL 1.8

Italy EUR 0.91

Kazakhstan KZT 190.0

Kyrgyzstan KGS 55.0

Pakistan PKR 105.0

Russia RUB 70.0

Ukraine UAH 25.0

© VimpelCom Ltd 2015

Service revenue and EBITDA development in 2Q15 and 1H15

Reported Organic Reported Organic

USD mln 2Q15 2Q14 1H15 1H14

YoY YoY YoY YoY

Service revenues 3,610 4,861 (26%) (2%) 6,968 9,671 (28%) (2%)

Russia 1,257 1,924 (35%) (2%) 2,292 3,772 (39%) (1%)

Italy 1,104 1,425 (23%) (4%) 2,212 2,844 (22%) (5%)

Algeria 326 434 (25%) (7%) 645 863 (25%) (9%)

Pakistan 244 256 (5%) (1%) 481 498 (3%) (3%)

Bangladesh 149 139 7% 7% 294 271 8% 9%

Ukraine 153 259 (41%) 9% 304 593 (49%) 7%

Kazakhstan 169 185 (9%) (7%) 333 365 (9%) (4%)

Eurasia 247 277 (11%) 1% 483 532 (9%) 3%

other (39) (38) (76) (67)

EBITDA 1,511 2,076 (27%) (3%) 2,907 4,165 (30%) (5%)

Russia 524 813 (36%) (3%) 944 1,574 (40%) (2%)

Italy 444 600 (26%) (9%) 904 1,194 (24%) (7%)

Algeria 175 238 (26%) (8%) 344 485 (29%) (13%)

Pakistan 106 104 2% 6% 202 203 (0%) 0%

Bangladesh 63 54 18% 18% 123 103 19% 19%

Ukraine 70 115 (39%) 12% 133 278 (52%) 0%

Kazakhstan 82 90 (9%) (8%) 163 176 (7%) (3%)

Eurasia 128 140 (9%) 4% 246 271 (9%) 3%

other (81) (78) (152) (119)

EBITDA margin 40.2% 41.0% (0.8pp) (0.5pp) 40.0% 41.3% (1.3pp) (1.1pp)

© VimpelCom Ltd 2015

Reconciliation of EBITDA

USD mln 2Q15 2Q14

Unaudited

EBITDA 1,511 2,076

Depreciation (559) (742)

Amortization (290) (379)

Impairment loss (13) (2)

Loss on disposals of non-current assets (3) (15)

EBIT 646 938

Financial Income and Expenses (363) (533)

- including finance income 12 21

- including finance costs (375) (554)

Net foreign exchange gain / (loss) and others (95) 74

- including Other non-operating gains / (losses) (139) 59

- including Shares of loss of associates and joint ventures accounted for using the equity method (6) (6)

- including Net foreign exchange gain / (losses) 50 21

EBT 188 479

Income tax expense 42 421

Profit for the year 146 58

Profit/(loss) for the year attributable to non-controlling interest 38 (42)

Profit for the year attributable to the owners of the parent 108 100

USD mln 2Q15 LTM 2Q14 LTM

Unaudited

EBITDA 6,712 7,651

Add back provisions related to the 51% sale in Algeria 50 1,266

LTM EBITDA adjusted 6,762 8,917

© VimpelCom Ltd 2015

Reconciliation of consolidated net debt

Reconciliation of consolidated net debt

USD mln 2Q15 1Q15 4Q14

Net debt 17,904 17,608 19,992

Cash and cash equivalents 4,220 6,499 6,342

Long-term and short-term deposits 225 118 109

Gross debt 22,348 24,225 26,443

Interest accrued related to financial liabilities 346 371 410

Fair Value adjustment 31 49 29

Other unamortised adjustments to financial liabilities (fees, discounts etc.) (78) (75) (106)

Other liabilities at amortized costs 72 271 259

Derivatives designated as hedges 84 108 89

Total debt and other financial liabilities 22,804 24,949 27,124

© VimpelCom Ltd 2015

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Italy

Italy

BU Algaria

Algeria

BU Pakistan

Pakistan

BU Bangladesh

Bangladesh

BU Ukraine

Ukraine

BU Kazakhstan

Kazakhstan

BU Eurasia

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Laos

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		2Q15	2Q14	YoY	2Q15	1Q15	Delta
Russian Ruble	RUB	52.65	35.00	50.4%	55.52	58.46	(5.0%)
Euro	EUR	0.90	0.73	24.0%	0.90	0.93	(3.6%)
Algerian Dinar	DZD	98.27	78.95	24.5%	99.13	97.70	1.5%
Pakistan Rupee	PKR	101.83	98.29	3.6%	101.78	101.93	(0.2%)
Bangladeshi Taka	BDT	77.79	77.57	0.3%	77.78	77.81	(0.0%)
Ukrainian Hryvnia	UAH	21.61	11.70	84.8%	21.02	23.44	(10.4%)
Kazakh Tenge	KZT	185.86	182.63	1.8%	186.20	185.65	0.3%
Uzbekistan Som	UZS	2,523	2,288	10.2%	2,556	2,490	2.6%
Armenian Dram	AMD	476.32	412.87	15.4%	472.53	471.13	0.3%
Kyrgyz Som	KGS	60.52	53.07	14.0%	62.08	63.87	(2.8%)
Georgian Lari	GEL	2.28	1.76	29.5%	2.25	2.23	0.9%

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	5,591	5,718	5,685	5,552	5,024	5,067	5,145	4,391	3,515	3,759	23,061	22,546	19,627
Service revenue	5,313	5,449	5,477	5,290	4,810	4,861	4,847	4,207	3,358	3,610	22,122	21,531	18,725
EBITDA	2,348	2,425	2,474	1,013	2,088	2,076	2,205	1,600	1,396	1,511	9,768	8,260	7,970
EBITDA margin (%)	42.0%	42.4%	43.5%	18.2%	41.6%	41.0%	42.9%	36.4%	39.7%	40.2%	42.4%	36.6%	40.6%
EBIT	1,107	1,224	1,233	(3,218)	924	938	1,143	(421)	879	646	4,171	346	2,586
Profit/(Loss) before tax	543	762	665	(3,994)	246	479	110	(1,016)	444	188	2,282	(2,024)	(181)
Net income/(loss)	408	573	255	(3,861)	38	100	104	(935)	184	108	1,539	(2,625)	(691)
Capital expenditures (CAPEX)	755	791	1,040	1,720	735	1,331	978	1,211	460	804	4,120	4,306	4,256
CAPEX excluding licenses	595	791	930	1,682	725	1,017	964	1,201	407	675	4,120	3,998	3,908
CAPEX excluding licenses / revenue	11%	14%	16%	30%	14%	20%	19%	27%	12%	18%	18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,753	1,634	1,544	(669)	1,363	1,059	1,241	399	989	836	5,648	4,262	4,062
OCF margin (%)	31%	29%	27%	(12%)	27%	21%	24%	9%	28%	22%	24%	19%	21%

* Notes:

(1)	As a result of the successful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
(4)	The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
(5)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.

Customers* (mln)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Russia	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	56.1	56.5	57.2
Italy	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.4	21.4	21.7	22.3	21.6
Algeria	16.6	16.8	17.0	17.6	17.4	17.1	17.6	17.7	17.1	17.1	16.7	17.6	17.7
Pakistan	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	36.1	37.6	38.5
Bangladesh	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	25.9	28.8	30.8
Ukraine	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.1	25.8	26.2
Kazakhstan	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	9.7	8.6	9.2	9.8
Uzbekistan	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.3	10.2	10.5	10.6
Armenia	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.7	0.8
Tajikistan	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.3	1.2	1.1	1.3	1.3
Georgia	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.3	1.3	1.0	1.1	1.3
Kyrgystan	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.8	2.5	2.7	2.7
Laos	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.2	0.2	0.3	0.3	0.2
Total	207.1	210.6	214.1	214.3	213.1	215.2	218.5	218.7	216.5	213.4	206.0	214.3	218.7

*	The numbers exclude customers of Wind Canada, CAR, Burundi and Zimbabwe, customers for Algeria have been restated

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	2,304	2,334	2,298	2,173	1,893	1,964	2,021	1,580	1,067	1,292	9,190	9,109	7,458
EBITDA	963	997	980	876	760	813	827	580	421	524	3,878	3,815	2,980
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	42.2%	41.9%	40.0%
Capital expenditures (CAPEX)	220	355	395	852	325	392	419	423	84	216	1,630	1,822	1,559
CAPEX excluding licenses	220	355	395	852	315	378	405	416	80	212	1,630	1,822	1,514
Operating cash flow (EBITDA-CAPEX excluding licenses)	743	642	585	24	445	435	422	164	341	312	2,248	1,993	1,466
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	10%	32%	24%	24%	22%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenues	1,911	1,937	1,902	1,786	1,540	1,604	1,651	1,275	870	1,078	7,630	7,536	6,070
Service Revenue (Mobile)	1,776	1,833	1,854	1,730	1,500	1,569	1,600	1,208	839	1,043	7,278	7,193	5,877
Data Revenue (Mobile)	236	242	246	270	251	256	272	224	167	202	783	994	1,003
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	56.1	56.5	57.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	33.8	n.a.	n.a.	n.a.
ARPU (USD)	10.6	10.8	10.6	10.1	8.9	9.3	9.3	7.0	4.9	6.1	n.a.	n.a.	n.a.
MOU, min	277	294	290	293	287	310	311	316	303	320	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15%	14%	15%	18%	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	1,384	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	393	397	395	387	353	360	370	305	197	214	1,560	1,572	1,388
Service revenue	387	392	392	381	348	355	366	303	196	213	1,539	1,552	1,372
Broadband revenue	105	100	95	97	91	93	86	69	51	58	377	397	339
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.4	2.3	2.3
Broadband ARPU (USD)	14.5	14.0	13.5	13.9	13.1	13.5	12.5	10.2	7.4	8.6	n.a.	n.a.	n.a.
FTTB revenue	101	98	92	94	88	90	83	69	50	57	369	385	330
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.3	2.3	2.3
FTTB ARPU (USD)	14.6	14.1	13.5	13.9	13.1	13.5	12.5	10.3	7.4	8.6	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	70,080	73,816	75,354	70,660	66,148	68,722	73,082	73,947	66,276	68,035	285,375	289,910	281,899
EBITDA	29,292	31,519	32,131	28,479	26,548	28,468	29,878	27,042	26,130	27,536	120,478	121,421	111,936
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	42.2%	41.9%	39.7%
Capital expenditures (CAPEX)	6,711	11,264	12,946	27,871	11,486	13,706	15,147	20,970	5,425	11,396	50,699	58,792	61,309
CAPEX excluding licenses	6,711	11,264	12,946	27,871	11,145	13,218	14,631	20,494	5,165	11,164	50,699	58,792	59,488
Operating cash flow (EBITDA-CAPEX excluding licenses)	22,581	20,255	19,185	608	15,403	15,250	15,247	6,548	20,964	16,372	69,779	62,629	52,448
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	9%	32%	24%	24%	22%	18%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	58,117	61,254	62,395	58,087	53,805	56,133	59,691	59,637	54,024	56,758	236,922	239,852	229,266
Service revenue	54,003	57,959	60,804	56,253	52,385	54,883	57,810	56,360	52,148	54,926	225,988	229,020	221,438
Data Revenue	7,194	7,649	8,054	8,792	8,755	8,957	9,829	10,523	10,362	10,634	24,330	31,689	38,064
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	56.1	56.5	57.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	33.8	n.a.	n.a.	n.a.
ARPU (RUB)	321	341	349	327	310	326	336	325	305	321	n.a.	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	311	316	303	320	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	15%	16%	16%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	1,384	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	11,963	12,561	12,960	12,574	12,343	12,589	13,391	14,309	12,252	11,278	48,453	50,058	52,632
Service revenue	11,774	12,396	12,841	12,402	12,175	12,444	13,228	14,217	12,200	11,235	47,814	49,413	52,064
Broadband revenue	3,187	3,173	3,119	3,152	3,187	3,251	3,103	3,230	3,168	3,060	11,719	12,632	12,771
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.4	2.3	2.3
Broadband ARPU (RUB)	440	443	443	451	457	474	454	477	459	451	n.a.	n.a.	n.a.
FTTB revenue	3,086	3,084	3,024	3,056	3,078	3,156	3,004	3,196	3,095	3,005	11,446	12,250	12,434
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.3	2.3	2.3
FTTB ARPU (RUB)	443	446	443	450	457	473	454	477	459	451	n.a.	n.a.	n.a.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	1,229	1,266	1,250	1,237	1,144	1,147	1,220	1,123	1,078	1,082	5,427	4,983	4,634
EBITDA	461	475	507	500	430	435	521	418	406	397	2,062	1,943	1,804
EBITDA margin (%)	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	38.0%	39.0%	38.9%
Capital expenditures (CAPEX)*	298	183	153	291	137	173	187	261	172	186	1,000	924	758
CAPEX excluding licenses**	298	183	153	291	137	173	187	261	172	186	905	924	758
Operating cash flow (EBITDA-CAPEX excluding licenses)***	299	292	354	209	293	262	334	157	234	212	1,157	1,154	1,046
OCF margin (%)	24%	23%	28%	17%	26%	23%	27%	14%	22%	20%	21%	23%	23%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	888	927	926	907	827	832	848	820	781	800	3,958	3,648	3,327
Service revenue	815	828	839	800	729	737	763	746	705	720	3,677	3,282	2,975
Data Revenue	106	116	134	131	132	137	152	152	154	159	361	488	573
Customers (mln)	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.4	21.4	21.7	22.3	21.6
Data customers (mln)****	6.7	7.6	8.2	8.8	9.3	9.7	10.2	10.2	10.9	11.0	5.8	8.8	10.2
ARPU (€)	12.4	12.4	12.5	11.9	10.9	11.1	11.6	11.4	10.9	11.2	n.a.	n.a.	n.a.
of which :
ARPU voice (€)	8.3	8.2	7.8	7.5	6.7	6.8	7.0	6.9	6.3	6.6	n.a.	n.a.	n.a.
ARPU data (€)	4.1	4.2	4.7	4.4	4.2	4.3	4.6	4.5	4.5	4.6	n.a.	n.a.	n.a.
MOU (min.)	216	233	240	256	254	261	262	274	267	268	n.a.	n.a.	n.a.
Total traffic (mln. min.)	14,166	15,512	16,093	17,142	16,895	17,486	17,150	17,819	17,188	17,538	n.a.	n.a.	n.a.
Churn, annualised rate (%)	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	341	339	325	330	316	314	372	302	297	283	1,470	1,335	1,304
Service revenue	332	330	312	320	306	303	291	292	278	277	1,376	1,295	1,192
Total voice customers (mln)	3.1	3.0	3.0	3.0	3.0	2.9	2.9	2.8	2.8	2.8	3.1	3.0	2.8
of which :
Total DIRECT voice customers (mln)	2.5	2.5	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.4	2.4
Total INDIRECT voice customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.6	0.5	0.4
Total fixed-line ARPU (€)	31.3	31.2	30.0	30.3	29.8	29.9	29.0	28.7	27.9	27.9	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	4,449	4,036	3,209	3,888	3,627	3,410	2,616	3,292	3,137	2,819	n.a.	n.a.	n.a.
Total Internet customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.2	2.2
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.2
Broadband ARPU (€)	20.2	20.2	20.4	20.5	20.8	21.3	21.4	21.6	21.1	21.2	n.a.	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9	2.0	2.0	1.8	1.9	1.9

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile data include customers that have performed at least one mobile Internet event in the previous month

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,213	1,198	n.a.	n.a.	n.a.
EBITDA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	459	444	n.a.	n.a.	n.a.
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	37.7%	36.7%	n.a.	n.a.	n.a.
Capital expenditures (CAPEX)*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	n.a.	n.a.	n.a.
CAPEX excluding licenses**	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)***	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	265	237	n.a.	n.a.	n.a.
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22%	20%	n.a.	n.a.	n.a.

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	n.a.	n.a.	n.a.
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	n.a.	n.a.	n.a.
Data Revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	167	178	n.a.	n.a.	n.a.
Customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	19.2	19.1	n.a.	n.a.	n.a.
Data customers (mln)****	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	10.9	11.0	n.a.	n.a.	n.a.
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.8	12.6	n.a.	n.a.	n.a.
of which :	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.			n.a.	n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	6.9	7.4	n.a.	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.9	5.2	n.a.	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	267	275	n.a.	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	17,188	17,538	n.a.	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	35.1%	25.2%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	334	313	n.a.	n.a.	n.a.
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	313	307	n.a.	n.a.	n.a.
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.8	2.8	n.a.	n.a.	n.a.
of which :
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.4	2.4	n.a.	n.a.	n.a.
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.4	0.4	n.a.	n.a.	n.a.
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	30.2	31.4	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	3,137	2,819	n.a.	n.a.	n.a.
Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	n.a.	n.a.	n.a.
of which :
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	n.a.	n.a.	n.a.
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22.8	23.8	n.a.	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.0	2.0	n.a.	n.a.	n.a.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14***	1Q15	2Q15	FY12	FY13*	FY14***
Total operating revenue	434	464	450	448	429	437	429	396	323	328	1,841	1,796	1,690
Service revenue	432	463	449	447	428	434	422	393	320	326	1,841	1,791	1,678
EBITDA	256	279	258	261	247	238	225	198	169	175	1,094	1,054	907
EBITDA margin (%)	59.1%	60.1%	57.2%	60.1%	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	59.5%	59.1%	53.5%
Capital expenditures (CAPEX)	9	17	7	89	60	162	84	109	45	46	47	122	415
CAPEX excluding licenses	9	17	7	51	60	162	84	109	45	46	47	84	415
Data Revenue	1.8	2.0	2.5	2.1	2.6	2.4	9.1	7.8	8.0	11.5	5.8	8.4	22
Customers (mln)**	16.6	16.8	17.0	17.6	17.4	17.1	17.6	17.7	17.1	17.1	16.7	17.6	17.7
ARPU (USD)	8.6	9.2	8.4	8.6	8.1	8.3	7.9	7.4	6.1	6.3	n.a.	n.a.	n.a.
MOU billed (min)	263	278	216	211	215	218	213	204	196	218	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	398	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	248	262	251	210	187	76	141	116	124	129	1,047	971	520
OCF margin (%)	57%	56%	56%	47%	44%	17%	33%	29%	38%	39%	57%	54%	31%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	34.1	36.7	36.2	36.0	33.5	34.5	34.4	33.7	30.0	32.2	143.1	142.8	136
Service revenue	34.0	36.6	36.0	36.0	33.4	34.3	33.9	33.5	29.8	32.0	143.2	142.7	135
EBITDA	20.2	22.0	21.0	22.0	19.2	18.8	18.1	16.8	15.7	17.2	85.0	85.0	73
EBITDA margin (%)	59.2%	60.1%	57.2%	60.1%	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	59.4%	59.1%	53.5%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	4.5	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	4.5	n.a.	n.a.	n.a.
Data Revenue	0.1	0.2	0.2	0.2	0.2	0.2	0.5	0.7	0.7	1.1	0.5	0.7	1.6
Customers (mln)**	16.6	16.8	17.0	17.6	17.4	17.1	17.6	17.7	17.1	17.1	16.7	17.6	17.7
ARPU (DZD)	677	727	680	689	631	657	648	633	569	620	n.a.	n.a.	n.a.
MOU billed (min)	263	278	216	211	215	205	213	204	196	200	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	398	n.a.	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off provisions related to the 51% sale in Algeria
**	Customer base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue and restated in 1Q14-1Q15 to align with three month active definition This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.
***	4Q14 EBITDA excludes USD 50 mln (DZD 4 bln) one-off provisions related to the 51% sale in Algeria

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	278	289	259	240	251	268	241	251	249	257	1,132	1,066	1,010
Service revenue	268	280	250	231	241	256	230	239	236	244	1,123	1,029	966
EBITDA	117	125	111	89	99	104	84	99	96	106	488	442	386
EBITDA margin (%)	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	43.1%	41.5%	38.2%
Capital expenditures (CAPEX)	9	39	52	90	55	410	97	89	26	79	173	190	651
CAPEX excluding licenses	9	39	52	90	55	110	97	89	26	79	173	190	351
Data Revenue	6.8	7.8	8.7	8.6	9.8	12.2	12.5	14.2	18.7	20.6	24.5	31.9	49
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	36.1	37.6	38.5
ARPU (USD)	2.5	2.5	2.2	2.0	2.0	2.2	1.9	2.0	2.0	2.2	n.a.	n.a.	n.a.
MOU billed (min)	228	233	222	222	213	230	236	273	301	355	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	108	86	59	(1)	44	(6)	(13)	10	70	27	315	252	35
OCF margin (%)	39%	30%	23%	0%	18%	(2%)	(5%)	4%	28%	11%	28%	24%	3%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	27.0	28.5	26.7	25.7	26.0	26.3	24.2	25.5	25.3	26.2	106.3	108.0	102.1
Service revenue	26.3	27.6	25.7	24.5	24.9	25.2	23.1	24.3	24.0	24.9	104.8	104.1	97.5
EBITDA	11.5	12.3	11.5	9.6	10.0	10.2	8.5	10.1	9.7	10.8	45.6	44.5	38.8
EBITDA margin (%)	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	43.1%	41.5%	38.2%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	n.a.	n.a.	n.a.
Data Revenue	0.7	0.8	0.9	0.9	1.0	1.2	1.3	1.4	1.9	2.1	2.3	3.3	4.9
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	36.1	37.6	38.5
ARPU (PKR)	244	249	229	219	216	214	195	204	203	225	n.a.	n.a.	n.a.
MOU billed (min)	228	233	222	222	213	230	236	273	301	355	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	n.a.	n.a.	n.a.

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	118	129	129	128	134	141	142	146	147	151	554	504	563
Service revenue	118	129	129	122	132	139	140	144	145	149	554	498	556
EBITDA	49	48	47	43	49	54	56	60	60	63	192	187	219
EBITDA margin (%)	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	34.7%	37.1%	38.9%
Capital expenditures (CAPEX)	12	13	127	131	27	43	50	59	12	32	126	282	178
CAPEX excluding licenses	12	13	17	131	27	43	50	59	12	32	126	172	178
Data Revenue	2.5	2.8	3.8	4.0	4.4	5.0	6.3	7.5	8.6	9.3	6.8	13.1	23.2
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	25.9	28.8	30.8
ARPU (USD)	1.5	1.6	1.5	1.4	1.5	1.6	1.5	1.6	1.5	1.5	n.a.	n.a.	n.a.
MOU billed (min)	175	198	189	183	188	201	200	186	199	203	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	37	36	30	(88)	23	11	7	1	48	31	65	15	41
OCF margin (%)	31%	28%	23%	(69%)	17%	8%	5%	0%	32%	21%	12%	3%	7%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	9.3	10.1	10.0	10.0	10.2	10.9	11.0	11.3	11.4	11.8	45.6	39.4	43.5
Service revenue	9.3	10.0	10.0	9.5	10.2	10.8	10.9	11.2	11.3	11.6	45.6	38.8	43.0
EBITDA	3.8	3.7	3.6	3.4	4.0	4.2	4.4	4.6	4.6	4.9	16.0	14.6	17.2
EBITDA margin (%)	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	34.7%	37.1%	38.9%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	n.a.	n.a.	n.a.
Data Revenue	0.20	0.22	0.29	0.31	0.30	0.39	0.49	0.58	0.67	0.73	0.55	1.02	2
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	25.9	28.8	30.8
ARPU (BDT)	119	126	121	110	117	121	120	122	119	120	n.a.	n.a.	n.a.
MOU billed (min)	175	198	189	183	188	201	200	186	199	203	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	n.a.	n.a.	n.a.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	396	401	420	394	335	259	252	216	151	154	1,676	1,611	1,062
EBITDA	194	192	208	186	162	115	114	92	63	70	859	781	483
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	42	48	66	56	35	30	35	37	45	178	231	212	137
CAPEX excluding licenses	42	48	66	56	35	30	35	37	32	54	231	212	137
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	144	143	130	127	85	79	55	31	16	628	569	346
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	20%	10%	37%	35%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	362	367	384	359	305	236	232	200	140	143	1,551	1,473	973
Service revenue	355	360	376	357	305	235	231	199	139	142	1,522	1,448	970
Data Revenue	26.4	27.0	29.3	29.9	27.6	20.5	19.5	17.8	14.0	14.0	102.0	112.6	85
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.1	25.8	26.2
ARPU (USD)	4.6	4.6	4.8	4.6	3.9	3.1	3.0	2.5	1.8	1.8	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	33	33	36	35	30	24	20	16	11	11	125	137	90
Service revenue	33	33	36	35	29	24	20	16	11	11	124	137	89
Broadband revenue	12	13	13	13	13	10	9	8	6	6	34	51	40
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (USD)	6.3	6.2	6.1	6.0	5.6	4.0	3.6	3.2	2.3	2.5	n.a.	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	3,162	3,201	3,359	3,149	2,942	3,034	3,160	3,095	3,092	3,315	13,392	12,871	12,231
EBITDA	1,550	1,536	1,666	1,487	1,430	1,349	1,436	1,311	1,278	1,512	6,867	6,239	5,526
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	336	383	525	447	305	354	445	554	1,033	3,999	1,848	1,690	1,658
CAPEX excluding licenses	336	383	525	447	305	354	445	554	742	1,176	1,848	1,690	1,658
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,215	1,153	1,141	1,040	1,125	995	991	757	535	336	5,019	4,549	3,868
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	17%	10%	37%	35%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	2,897	2,936	3,069	2,866	2,682	2,754	2,906	2,870	2,859	3,077	12,397	11,768	11,212
Service revenue	2,836	2,879	3,008	2,856	2,677	2,750	2,899	2,863	2,851	3,069	12,152	11,579	11,189
Data Revenue	210.7	216.0	234.0	239.0	242.3	240.4	244.6	256.4	281.4	303.7	816	900	984
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.1	25.8	26.2
ARPU (UAH)	36.5	36.5	38.2	36.5	34.6	35.7	37.0	36.1	36.0	38.7	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	265	265	290	283	260	280	255	225	233	238	996	1,103	1,020
Service revenue	265	265	290	282	259	279	254	225	233	238	995	1,102	1,017
Broadband revenue	96	101	104	107	114	111	107	111	117	132	275	408	443
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (UAH)	50.0	49.7	48.8	48.1	49.1	47.1	44.6	45.5	47.7	53.4	n.a.	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	190	207	223	219	180	186	197	193	164	169	829	840	756
EBITDA	89	99	98	105	86	90	95	78	81	82	394	391	349
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	25	37	39	58	9	17	26	57	7	22	166	159	109
CAPEX excluding licenses	25	37	39	58	9	17	26	57	7	22	166	159	109
Operating cash flow (EBITDA-CAPEX excluding licenses)	64	62	59	47	77	73	69	21	74	60	228	232	240
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	11%	45%	36%	27%	28%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	174	188	202	198	160	165	177	172	144	149	775	761	674
Service revenue	173	188	202	198	159	165	177	172	144	148	775	761	673
Data Revenue	21.5	21.3	22.6	25.7	23.4	21.5	26.8	30.9	30.0	28.0	66.8	91.1	103
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	9.7	8.6	9.2	9.8
Mobile data customers (mln)	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	5.1	4.7	5.2	5.4
ARPU (USD)	7	7	7	7	6	6	6	6	5	5	n.a.	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	298	273	292	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	12%	13%	13%	11%	13%	14%	13%	12%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	416	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	17	19	21	21	20	21	20	21	20	20	55	78	82
Service revenue	16	19	21	21	20	21	20	21	20	20	54	77	82
Broadband revenue	9	9	8	9	9	8	8	9	12	9	20	34	34
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	18	17	17	18	16	14	14	15	20	14	n.a.	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	28,650	31,300	34,068	33,730	30,453	33,920	35,928	34,965	30,284	31,408	123,665	127,748	135,266
EBITDA	13,373	14,991	14,966	16,105	14,558	16,532	17,322	14,061	14,981	15,265	58,814	59,435	62,473
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	4,066	24,806	24,241	19,669
CAPEX excluding licenses	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	4,066	24,806	24,241	19,669
Operating cash flow (EBITDA-CAPEX excluding licenses)	9,676	9,364	8,949	7,205	12,921	13,362	12,517	4,004	13,742	11,200	34,006	35,194	42,804
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	11%	45%	36%	27%	28%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	26,149	28,383	30,911	30,513	27,009	30,167	32,284	31,183	26,564	27,617	115,543	115,956	120,643
Service revenue	26,129	28,343	30,882	30,482	26,976	30,131	32,257	31,148	26,537	27,571	115,438	115,835	120,512
Data Revenue	3,232	3,219	3,463	3,956	3,947	3,927	4,883	5,603	5,456	5,251	9,975	13,870	18,359
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	9.7	8.6	9.2	9.2
Mobile data customers (mln)	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	5.1	4.7	5.2	5.4
ARPU (KZT)	1,012	1,101	1,141	1,110	975	1,058	1,098	1,041	898	934	n.a.	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	298	273	292	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	12%	13%	13%	11%	13%	14%	14%	12%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	416	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	2,500	2,917	3,208	3,217	3,444	3,753	3,644	3,782	3,720	3,791	8,129	11,842	14,623
Service revenue	2,480	2,940	3,147	3,214	3,412	3,748	3,608	3,769	3,707	3,779	8,050	11,781	14,537
Broadband revenue	1,280	1,315	1,289	1,439	1,514	1,502	1,445	1,643	2,189	1,638	2,941	5,323	6,104
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (KZT)	2,651	2,600	2,597	2,707	2,685	2,632	2,581	2,740	3,726	2,597	n.a.	n.a.	n.a.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	157	167	176	173	163	179	190	186	167	175	463	672	718
EBITDA	102	108	116	21	105	115	127	115	105	113	253	347	461
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	54.6%	51.5%	64.2%
Capital expenditures (CAPEX)	59	35	65	-17	21	10	20	28	0	1	137	142	79
CAPEX excluding licenses	59	35	65	-17	21	10	20	28	0	1	137	142	79
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	73	51	38	84	104	106	87	105	111	116	205	381
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	47%	63%	64%	25%	31%	53%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	155	165	174	171	161	177	189	184	166	174	455	665	711
Service revenue	154	164	174	171	161	176	189	184	165	174	451	663	710
Data Revenue	20.2	21.5	25.7	27.3	30.4	31.3	34.9	35.7	34.3	33.8	47.1	94.8	132.3
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.3	10.2	10.5	10.6
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	5.0	4.8	5.4	5.5
ARPU (USD)	5.0	5.3	5.6	5.0	5.1	5.6	6.0	5.8	5.2	5.6	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	553	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	11%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	1.9	1.9	2.0	2.0	2.0	2.0	2.0	2.0	1.0	1.4	8.3	7.8	8.0
Service revenue	1.9	1.9	1.9	1.8	1.8	2.0	2.0	2.0	1.0	1.3	8.3	7.5	7.8
Broadband revenue	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.6	0.6	0.5	3.0	2.8	2.7
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	13.3	12.8	12.3	13.0	21.0	19.0	14.0	16.9	16.7	16.8	n.a.	n.a.	n.a.

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	316	345	373	378	363	409	446	445	409	442	883	1,412	1,662
EBITDA	206	223	246	43	234	262	296	274	257	284	483	719	1,066
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	54.6%	51.5%	64.2%
Capital expenditures (CAPEX)	118	72	138	-39	46	23	47	67	0	3	260	289	184
CAPEX excluding licenses	118	72	138	-39	46	23	47	67	0	3	260	289	184
Operating cash flow (EBITDA-CAPEX excluding licenses)	88	151	108	82	188	239	249	207	257	281	224	429	882
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	46%	63%	64%	25%	30%	53%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	312	341	369	374	359	405	442	441	406	439	867	1,396	1,646
Service revenue	310	340	368	373	358	404	441	441	405	439	859	1,392	1,643
Data Revenue	40.7	44.6	54.5	59.5	67.7	71.7	81.7	85.4	84.1	85.3	89.8	199.3	306.4
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.3	10.2	10.5	10.6
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	5.0	4.8	5.4	5.5
ARPU (UZS)	9,986	10,983	11,854	11,821	11,293	12,805	13,955	13,804	12,819	14,092	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	553	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	11%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	3.8	4.0	4.1	3.9	4.0	3.9	4.0	3.9	3.5	3.5	15.7	15.8	15.8
Service revenue	3.7	4.0	4.1	3.9	4.0	3.9	3.9	3.8	3.4	3.4	15.5	15.7	15.6
Broadband revenue	1.5	1.5	1.5	1.5	1.5	1.5	1.6	1.5	1.4	1.3	5.6	5.9	6.1
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (UZS)	26,737	26,460	26,144	28,293	46,631	43,076	43,970	40,462	45,518	42,404	n.a.	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses

Armenia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	35	35	37	38	33	34	39	32	26	28	158	145	138
EBITDA	14	14	16	13	12	13	15	6	9	11	63	57	46
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	19.3%	35.2%	40.5%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	1	2	4	4	1	2	5	6	2	2	15	11	14
CAPEX excluding licenses	1	2	4	4	1	2	5	6	2	2	15	11	14
Operating cash flow (EBITDA-CAPEX excluding licenses)	12	12	12	9	11	11	10	—	7	9	48	46	32
OCF margin (%)	35%	35%	32%	24%	33%	30%	26%	0%	27%	32%	30%	32%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	15	15	17	17	14	15	18	15	12	13	71	64	62
Service revenue	14	15	17	16	13	15	17	14	11	12	64	62	59
Data Revenue	1.29	1.24	1.29	1.36	1.39	1.38	1.50	1.47	1.33	1.38	4.3	5.1	6
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.7	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.3	0.4
ARPU (USD)	6.0	6.7	6.9	7.7	6.3	6.7	7.4	6.0	4.7	5.0	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	366	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	Q4 2013	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	20	20	20	21	19	19	21	17	15	15	87	81	76
Service revenue	20	20	19	21	19	19	21	17	15	15	86	80	76
Broadband revenue	5.6	5.4	5.4	5.4	5.1	4.9	4.7	4.4	3.9	3.9	22.6	21.8	19
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	11.9	11.3	11.2	11.0	10.6	10.3	10.3	9.7	8.7	8.7	n.a.	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	14,179	14,485	15,237	15,378	13,672	14,136	15,812	13,859	12,528	13,307	63,441	59,278	57,479
EBITDA	5,551	5,901	6,468	5,421	4,997	5,239	5,956	2,478	4,415	5,388	25,257	23,340	18,670
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	17.9%	35.2%	40.5%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	525	776	1,576	1,759	501	1,025	1,977	2,605	975	1,183	6,100	4,636	6,108
CAPEX excluding licenses	525	776	1,576	1,759	501	1,025	1,977	2,605	975	1,183	6,100	4,636	6,108
Operating cash flow (EBITDA-CAPEX excluding licenses)	5,025	5,125	4,892	3,662	4,496	4,214	3,979	(127)	3,440	4,205	19,157	18,704	12,562
OCF margin (%)	35%	35%	32%	24%	33%	30%	25%	-1%	27%	32%	30%	32%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	5,966	6,267	7,214	6,812	5,856	6,297	7,158	6,429	5,568	6,298	28,605	26,259	25,740
Service revenue	5,739	6,189	7,086	6,573	5,519	6,033	6,935	6,155	5,355	5,918	25,502	25,587	24,642
Data Revenue	527	514	528	553	572	570	614	634	633	656	1,715	2,122	2,389
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.7	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.3	0.4
ARPU (AMD)	2,446	2,781	3,292	3,093	2,589	2,752	3,020	2,588	2,229	2,404	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	366	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	8,172	8,218	8,022	8,566	7,816	7,840	8,654	7,430	6,960	7,009	34,837	32,978	31,740
Service revenue	8,122	8,173	7,954	8,510	7,766	7,811	8,638	7,407	6,943	6,988	34,239	32,759	31,622
Broadband revenue	2,288	2,241	2,224	2,189	2,095	2,011	1,934	1,899	1,876	1,865	9,082	8,942	7,938
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (AMD)	4,863	4,690	4,612	4,461	4,369	4,260	4,189	4,174	4,136	4,150	n.a.	n.a.	n.a.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	29	38	44	37	31	37	41	33	26	30	107	148	142
EBITDA	12	20	24	18	14	14	20	13	14	18	51	74	61
EBITDA margin (%)	42.5%	52.0%	53.8%	48.2%	46.6%	38.5%	49.9%	38.5%	52.8%	61.0%	47.9%	49.7%	43.5%
Capital expenditures (CAPEX)	4	5	3	5	2	4	1	11	0	4	20	16	18
CAPEX excluding licenses	4	5	3	5	2	4	1	11	0	4	20	16	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	9	15	21	13	13	11	19	2	13	14	31	57	44
OCF margin (%)	30%	40%	48%	34%	41%	29%	47%	5%	53%	47%	29%	39%	31%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	28	37	43	36	31	37	41	33	26	30	103	144	142
Service revenue	29	37	43	36	31	37	41	33	26	30	102	145	142
Data Revenue	0.78	0.69	0.86	1.01	1.15	1.04	0.92	0.90	0.82	0.63	2.54	3.34	4.01
Customers (mln)	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.3	1.2	1.1	1.3	1.3
Mobile data customers (mln)	0.5	0.4	0.5	0.5	0.6	0.6	0.6	0.5	0.5	0.5	0.4	0.5	0.5
ARPU (USD)	8.2	10.4	11.7	9.6	7.9	9.6	10.7	8.6	6.8	8.0	n.a.	n.a.	n.a.
MOU (min)	235	263	277	307	278	283	297	287	263	289	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	19.8%	20.7%	17.4%	18.0%	20.5%	20.5%	18.2%	19.6%	19.5%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	0.7	0.9	1.0	0.1	0.0	0.2	0.1	0.0	0.0	0.0	4.3	2.7	0.3

Georgia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	20	22	24	22	19	18	21	21	15	15	78	88	79
EBITDA	6	7	8	6	5	4	6	5	2	3	21	27	20
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.3%	21.6%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	1	2	12	4	2	3	6	10	40	5	13	18	21
CAPEX excluding licenses	1	2	12	4	2	3	6	8	4	5	13	18	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	5	5	(4)	2	3	1	0	(3)	(1)	(2)	9	8	1
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	2%	(15%)	(9%)	(13%)	11%	11%	2%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	19	20	23	21	18	17	20	19	13	12	77	83	74
Service revenue	18	19	22	20	17	17	20	19	13	12	73	79	73
Data Revenue	0.6	0.6	0.7	0.7	0.6	0.6	0.7	0.6	0.5	0.5	2.3	2.6	2.5
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.3	1.3	1.0	1.1	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.5	0.4	0.4	0.4
ARPU (USD)	6.3	6.4	6.4	5.9	5.0	4.9	5.3	4.5	3.2	3.0	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	241	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	1.1	1.3	1.2	1.0	1.0	0.4	1.2	1.8	1.6	2.7	1.6	4.6	4.4
Service revenue	1.1	1.3	1.2	1.2	0.9	0.4	1.2	1.8	1.6	2.7	1.5	4.8	4.3

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	33	36	40	38	33	31	37	39	30	34	129	147	140
EBITDA	9	11	14	11	9	8	10	8	4	7	35	45	35
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.2%	21.6%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	1	3	19	6	3	5	10	19	83	12	21	29	37
CAPEX excluding licenses	1	3	19	6	3	5	10	14	7	12	21	29	32
Operating cash flow (EBITDA-CAPEX excluding licenses)	8	8	(5)	5	6	3	0	(6)	(3)	(5)	14	16	3
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	0%	(15%)	(10%)	(15%)	11%	11%	2%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	31	33	38	36	31	31	35	35	27	28	127	138	132
Service revenue	30	32	37	33	30	30	35	35	26	28	121	132	130
Data Revenue	1.0	0.9	1.1	1.1	1.1	1.1	1.3	1.0	1.1	1.2	3.9	4.2	4.5
Customers (mln)	0.97	1.01	1.10	1.09	1.11	1.15	1.25	1.25	1.28	1.30	1.0	1.1	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.5	0.4	0.4	0.4
ARPU (GEL)	10.4	11.0	11.0	10.0	8.7	8.5	9.2	8.2	6.7	6.9	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	241	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	1.8	2.2	2.0	2.1	2.0	0.7	2.2	3.3	3.3	6.2	2.6	8.1	8.2
Service revenue	1.8	2.2	2.0	2.1	1.6	0.7	2.2	3.3	3.3	6.2	2.5	8.1	7.8

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	44	51	53	44	38	44	51	45	38	43	161	192	178
EBITDA	22	29	27	19	17	23	27	23	21	24	91	97	90
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.5%	56.0%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	1	8	6	8	3	6	8	10	3	3	31	23	27
CAPEX excluding licenses	1	8	6	8	3	6	8	10	3	3	31	23	27
Operating cash flow (EBITDA-CAPEX excluding licenses)	21	21	21	11	14	17	19	14	18	21	60	74	64
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	48%	37%	38%	36%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	44	51	53	44	38	44	51	45	38	43	161	192	178
Service revenue	44	51	53	44	38	44	51	45	38	42	160	192	178
Data Revenue	3.2	3.2	3.6	4.1	4.3	4.3	5.1	4.8	4.6	4.8	10.6	14.2	18.5
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.8	2.5	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.5	1.3	1.5	1.6
ARPU (USD)	6.2	7.4	7.0	5.6	4.7	5.6	6.3	5.4	4.6	5.1	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	294	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	14%	n.a.	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	2,577	7,582	9,316	9,547
EBITDA	1,069	1,380	1,326	927	899	1,234	1,410	1,333	1,253	1,445	4,266	4,702	4,876
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.6%	56.1%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	55	403	284	395	159	305	412	562	168	194	1,461	1,137	1,438
CAPEX excluding licenses	55	403	284	395	159	305	412	562	168	194	1,461	1,137	1,438
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,014	977	1,042	532	740	929	998	771	1,085	1,251	2,805	3,565	3,438
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	49%	37%	38%	36%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13	FY14
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	2,577	7,583	9,315	9,547
Service revenue	2,077	2,443	2,583	2,151	1,975	2,322	2,658	2,549	2,318	2,556	7,517	9,254	9,504
Data Revenue	153	155	178	200	221	229	266	272	282	293	499	686	988
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.8	2.5	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.5	1.3	1.5	1.6
ARPU, (KGS)	294	355	353	274	248	297	330	310	282	309	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	294	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	14%	n.a.	n.a.	n.a.

Laos

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15		FY12	FY13	FY14
Total operating revenue*	11.9	7.8	7.0	6.7	8.3	8.0	7.0	5.5	5.1	4.7		60.8	33.4	28.5
EBITDA*	(0.9)	2.8	2.0	1.7	2.4	3.0	2.0	2.3	2.0	1.5	(9.9)		5.6	9.6
EBITDA margin (%)*	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	28.0%	42.7%	38.5%	31.2%		n.a.	16.9%	33.6%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15		FY12	FY13	FY14
Customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.2	0.2		0.3	0.3	0.2
ARPU (USD)	7.0	7.1	6.1	6.1	5.4	5.6	5.7	5.0	5.1	6.0		n.a.	n.a.	n.a.

*	Vietnam operations were sold in April 2012, Cambodia operations were sold in April 2013